FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of May 2002.
Total number of pages:  67

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated May 8, 2002 announcing the company’s Consolidated Financial Statements for the year ended March 31, 2002. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on May 8, 2002.

2.
Press release dated May 8, 2002 announcing the company’s decision to acquire all of the outstanding shares of its regional subsidiaries through share exchanges. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on May 8, 2002.

3.
Press release dated May 8, 2002 announcing a change in the company’s American Depositary Share ratio. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on May 8, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 10, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

(English Translation)

May 8, 2002

CONSOLIDATED FINANCIAL STATEMENTS
For The Fiscal Year Ended March 31, 2002

Name of registrant:	NTT DoCoMo, Inc.

Code No.:	9437

Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section

Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan

Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL (03) 5156-1111

Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	May 8, 2002

Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)

Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	64.1%

Adoption of US GAAP:	No

1.    Consolidated Financial Results for the Fiscal Year Ended March 31, 2002 (April 1, 2001-March 31, 2002)

(1)  Consolidated Results of Operations

Amounts are truncated to nearest 100 million yen throughout this report.

	Operating Revenues		Operating Income		Recurring Profit
	(Millions of yen, except per share amounts)
Year ended March 31, 2002	5,171,546	10.4%	1,002,852	29.0%	853,373	24.2%
Year ended March 31, 2001	4,686,004	26.0%	777,162	42.4%	686,918	36.5%

	Net Income		Earnings per Share		Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2002	862	(99.8%)	85.95	(yen)	—	0.0%	14.4%	16.5%
Year ended March 31, 2001	365,505	45.0%	37,983.95	(yen)	—	13.9%	14.4%	14.7%

Notes:	1. Equity in earnings (losses) of affiliated companies:	For the fiscal year ended March 31, 2002:	(125,898) million yen

		For the fiscal year ended March 31, 2001:	(31,845) million yen

	2. Average number of shares:	For the fiscal year ended March 31, 2002:	10,036,000 shares

		For the fiscal year ended March 31, 2001:	9,622,630 shares

	3. Change in accounting policy:	None

4. Percentages for operating revenues, operating income, recurring profit and net income in the above table represent annual changes compared to corresponding previous year .

(2)  Consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen, except per share amounts)
Year ended March 31, 2002	5,912,581	3,235,068	54.7%	322,346.43	(yen)
Year ended March 31, 2001	5,911,239	3,314,845	56.1%	330,295.50	(yen)

Note:	Number of shares outstanding at the end of the fiscal year:	Year ended March 31,2002: 10,036,000 shares

Year ended March 31, 2001: 10,036,000 shares

(3)  Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
	(Millions of yen)
Year ended March 31, 2002	1,329,615	(1,122,037)	(24,953)	301,048
Year ended March 31, 2001	839,311	(2,737,112)	1,535,194	118,424

(4)  Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	34

The number of unconsolidated subsidiaries accounted for using the equity method:	26

The number of affiliated companies accounted for using the equity method:	12

(5)  Change of reporting entities

The number of consolidated companies added:	1	The number of consolidated companies removed:	0

The number of companies on equity method added:	8	The number of companies on equity method removed:	1

2.    Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003 (April 1, 2002-March 31, 2003)

	Operating Revenues	Recurring Profit	Net Income
	(Millions of yen)
Year ending March 31, 2003	5,374,000	971,000	511,000

(Reference) Expected	Earnings per Share: 10,183.34 yen

On January 25, 2002, the DoCoMo Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, with distribution of the split shares expected to follow on May 15, 2002. The expected earnings per share for the year ending March 31, 2003, reflects the scheduled stock split as if it was effective on the beginning of the fiscal year.

(Note)
The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT DoCoMo which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company’s future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company’s actual results to differ materially from the projected figures above. Please refer to the special note on forward-looking statements on page 12 for more information on the factors that could cause actual results to differ from the forecasts.

1.    Conditions of the Corporate Group

NTT DoCoMo, Inc., (the “Company”) principally provides wireless telecommunications services as a member of the NTT Group, which is controlled by Nippon Telegraph and Telephone Corporation (“NTT”), parent holding company.

The Company, its 62 subsidiaries, and its 13 affiliates (collectively “DoCoMo”) constitute the largest wireless telecommunications services provider in Japan. Among the 62 subsidiaries, 34 are consolidated subsidiaries and 26 are accounted for using the equity method in the company’s consolidated financial statements. Among 13 affiliates, 12 are accounted for using equity method in the company’s consolidated financial statements.

The business segments of the DoCoMo and the corporate position of each group company in the DoCoMo are described below.

[Business Segment Information]

Businesses	Main service lines
Mobile phone business	Cellular services, FOMA services, packet communication services, satellite mobile communications services, in-flight telephone service, and equipment sales for each service.

PHS business	PHS service and PHS equipment sales

Quickcast business	Quickcast service and Quickcast equipment sales (formerly paging service and paging equipment sales)

Miscellaneous business	International dialing service and other miscellaneous businesses

[Position of Each Group Company]

(1)  The Company conducts cellular, PHS, Quickcast and other operations in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications service, in-flight telephone service and international dialing service. The Company is solely responsible for overall DoCoMo group R&D activities for basic wireless telecommunications technology, the development of services for the wireless telecommunications business and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries of the Company, each of which operates in a region of Japan (“DoCoMo Regional Subsidiaries”).

(2)  Each of the DoCoMo Regional Subsidiaries conducts cellular (excluding satellite mobile communications service and in-flight telephone service), PHS and Quickcast operation in their respective regions.

(3)  28 other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, are independent in terms of operational efficiency and professionalism. They are entrusted with a part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)  There are 26 other subsidiaries and 13 affiliates including, among others, some foreign-based corporations established for the purpose of global deployment of the third-generation mobile communications system (IMT-2000), and joint venture companies established for thepurpose ofdeveloping new businesses.

The following chart summarizes the above descriptions. (as of March 31, 2002)

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Group management
Provide wireless telecommunications services
Company (NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Rental of communications equipment / R&D
(DoCoMo Reginal Subsidiaries: 8)
○ NTT DoCoMo Hokkaido, Inc.
○ NTT DoCoMo Tohoku, Inc.
○ NTT DoCoMo Tokai, Inc.
○ NTT DoCoMo Hokuriku, Inc.
○ NTT DoCoMo Kansai, Inc.
○ NTT DoCoMo Chugoku, Inc.
○ NTT DoCoMo Shikoku, Inc.
○ NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
○ DoCoMo Service Inc.
○ DoCoMo Engineering Inc.
○ DoCoMo Mobile Inc.
○ DoCoMo Support Inc.
○ DoCoMo Sentsu, Inc.
○ DoCoMo Systems, Inc.
○ DoCoMo Technology, Inc.
(Indirect Subsidiaries: 21)
○ DoCoMo Service Hokkaido Inc.
○ DoCoMo Service Tohoku Inc.
○ DoCoMo Service Tokai Inc.
○ DoCoMo Service Hokuriku Inc.
○ DoCoMo Service Kansai Inc.
○ DoCoMo Service Chugoku, Inc.
○ DoCoMo Service Shikoku Inc.
○ DoCoMo Service Kyushu Inc.
○ DoCoMo Engineering Hokkaido Inc.
○ DoCoMo Engineering Tohoku Inc.
○ DoCoMo Engineering Tokai Inc.
○ DoCoMo Engineering Hokuriku Inc.
○ DoCoMo Engineering Kansai Inc.
○ DoCoMo Engineering Chugoku, Inc.
○ DoCoMo Engineering Shikoku Inc.
○ DoCoMo Engineering Kyushu Inc.
○ DoCoMo Mobile Hokkaido Inc.
○ DoCoMo Mobile Tokai Inc.
○ DoCoMo Mobilemedia Kansai Inc.
○ DoCoMo Mobile Chugoku, Inc.
○ DoCoMo i Kyushu Inc.
Global deployment, new businesses,
(Other Subsidiaries: 26)
(Affiliates: 13)
Overseas
* DCM Investment Inc.
* DoCoMo Communications Laboratories Europe GmbH
* DoCoMo Communications Laboratories USA, Inc.
* DoCoMo Europe S.A.
* DoCoMo Europe (UK) Limited
* NTT DoCoMo Telecomunicações do Brasil Ltda.
* NTT DoCoMo USA, Inc.
and other 11 companies
* AT&T Wireless Services, Inc.
* Hutchison 3G HK Holdings Limited
* Hutchison 3G UK Holdings Limited
* Hutchison Telephone Company Limited
* KG Telecommunications Co., Ltd.
* KPN Mobile N.V.
and other 1 company
Domestic
* e Engineering Inc.
* D2 Communications Inc.
* DoCoMo.com, Inc.
* DoCoMo Machine Communications, Inc.
* Trinotes, Inc.
* Mobimagic Co., Ltd.
* Location Agent, Inc.
and other 1 company
* NTT TRAVEL SERVICE CO., LTD.
* DoCoMo AOL, Inc.
* DREAM NET Corporation
* Mobile Internet Capital, Inc.
and other 2 companies

(Notes) ○ indicates the Company's consolidated subsidiaries, and * indicates the Company's subsidiaries and affiliates accounted for using the equity method.

2.    Management Policies

1.    Basic Management Policies

The basic management policies of DoCoMo, which are based on its corporate principle of “creating a new world of communications culture”, are to expand DoCoMo’s businesses and contribute to realizing a rich and vigorous society by emphasizing and strengthening its current core business of voice communications services as well as assertively promoting mobile multimedia services to the public. Pursuing these goals, DoCoMo intends to maximize its enterprise value and gain confidence from its customers and shareholders.

2.    Mid- to Long-Term Management Strategies

The wireless telecommunication market is recently transforming itself through various reorganizations of telecommunication companies in the form of international business and capital alliances for global market expansion. On the other hand, the rate of growth for the Japanese wireless telecommunication market started to slow down due to the higher penetration rate of cellular and PHS services. The Japanese market has entered a transition phase from rapid expansion to stable growth.

Against this backdrop, DoCoMo intends to realize additional growth with its three major mid- to long-term strategies that have been implemented in response to the growing trend for IT utilization and globalization of the society and economy: “from voice to non-voice” as its “multimedia” strategy, “to anything mobile” as its “ubiquity” strategy, and “from domestic to international” as its “globalization” strategy. DoCoMo will also simulataneously reinforce its core businesses. To this end, DoCoMo will implement the following measures:

(1)  Multimedia

To further disseminate mobile multimedia services, DoCoMo intends to develop and offer a variety of advanced non-voice services, including the distribution of music, video and text information. DoCoMo also plans to accelerate the take-up of mobile multimedia services with the launch of “FOMA” on a fully commercialized basis that commenced from October 1, 2001, through its capability of transmitting large volumes of data at fast speeds. FOMA service areas will be expanded gradually with a target population coverage of 97% and a target of 6 million FOMA subscribers by the end of March 2004. DoCoMo also is committed to continuing its research and development on the fourth-generation mobile communications system in order to further enhance services.

(2)  Ubiquity

With the development of mobile multimedia services, the business boundaries of mobile communications have extended from conventional “person-to-person” communications to “person-to-machine” communication services, most typically represented by data access to i-mode. DoCoMo intends to continue providing these services in a stable manner while enhancing the service quality. In order to further explore its business domain, DoCoMo intends to equip anything mobile with transmission capabilities by providing “machine-to-machine” communication services, including the ability to monitor the inventory level of vending machines, remotely control intelligent home appliances, or electronic commerce services on mobile information devices (mobile e-commerce).

(3)  Globalization

To globalize its businesses, DoCoMo, through its alliances with its investee partners, will facilitate an early deployment of “i-mode” service, IMT-2000 systems based on W-CDMA technology, and mobile multimedia services overseas. At the same time, DoCoMo will continue to explore various opportunities in a bid to flexibly implement its global strategies depending on circumstances, which includes forms of alliances that may not involve equity participation.

3.    Basic Policies for Profit Distribution

The basic principles of the Company are to strengthen its financial position and maintain internal reserves in order to build a highly advanced network, offer high-quality and stable services, and promote mobile multimedia. At the same time, the Company aims to continue stable dividend payments taking into account its business performance and business environment.

The internal reserves will be allocated for research and development, capital expenditure, and investment activities in order to respond to the rapid movements in the market. The Company seeks to enhance its enterprise value by introducing new technologies, offering new services and deploying businesses overseas through alliances with new business partners.

4.    Organizational Changes to Reinforce Management Control

(1)  DoCoMo established an Advisory Board in February 1999 to receive opinions and proposals of knowledgeable persons from various fields concerning managerial challenges facing DoCoMo. In May 2001, DoCoMo elected new members of the Advisory Board to replace the original members. Similarly, to receive advice from a more global perspective, a “US Advisory Board” was established in December 2000.

(2)  In July 2001, the Company reorganized the Gateway Business Department into the i-mode Business Division with an aim to reinforce its i-mode business. At the same time, 6 branches located in Metropolitan Tokyo were consoldiated into 3 branches in order to strengthen marketing activities and improve operational efficiency.

5.    Relationship with the Parent Company

(1)  The Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group. Currently, NTT owns 64.1% of the outstanding shares of the Company, and NTT may be in a position to influence the Company’s direction by exercising its appointment and dismissal right with respect to directors as a majority shareholder of the Company.

(2)  The Company and NTT reached an agreement on April 1, 2002, to unify previous agreements reached independently between the eight DoCoMo Regional Subsidiaries and NTT on July 1, 1999 relating to group management/operation by NTT, the content of services, benefits, and appropriate compensation. Under the revised agreement, NTT is being compensated for the services for group management/operation that it provides to the DoCoMo group. In addition, the Company reached an agreement with NTT relating to the basic research and development undertaken by NTT, the content of services, benefits and appropriate compesation on July 1, 1999. NTT is being compensated for the basic research and development it provides to the Company.

6.    Target Management Index

Now that the Japanese mobile communications market has entered a period of stable growth, DoCoMo, from the viewpoint of emphasizing profitability, considers EBITDA margin an important index for corporate management. DoCoMo targets to achieve an EBITDA margin of at least 30% and will try to improve it every year in an effort to maximize its enterprise value.

(Note) EBITDA margin = EBITDA / Operating Revenues

(EBITDA: operating income + depreciation/amortization + loss on disposal of property, plant and equipment)

7.    Others

Being aware of the importance of continuous action to tackle environmental problems, DoCoMo has actively encouraged “green procurement/purchase”, constructed environment-friendly buildings and collected and recycled cellular phones and accessories to alleviate the burdens on environment. DoCoMo is committed to continue these endeavors going forward, with a goal to achieve ISO14001 certification at all levels of the DoCoMo group.

3.    Business Review and Financial Position

1.    Overview of the year ended March 31, 2002 (Fiscal 2001)

(1)    Business Overview

Severe business conditions persisted in Japan throughout the fiscal year ended March 31, 2002, with deteriorating unemployment rate, falling income, continued weakness in personal spending, and substantial reductions in corporate earnings and capital investments.

Despite the overall sluggishness, the wireless communications market continued to expand, driven by the popularity of wireless Internet access services including DoCoMo’s “i-mode” service. The aggregate number of cellular and PHS subscriptions in Japan exceeded 74.81 million at the end of March 2002, or a penetration rate of 58% of the population. The number of net additional subscribers during this period, however, was limited to only about 80% of the number of net additional subscribers in the previous year, demonstrating that the market has entered a transition phase from rapid expansion to stable growth. In the meantime, competition among wireless carriers has intensified as foreign capital entered the Japanese market, and each carrier continuously introduced various services and tariff packages.

To quickly respond to these changes in the market, DoCoMo endeavored to expand its business domains by steadily implementing businesses centered on its three major growth strategies, while further striving to improve and reinforce its core businesses.

To further promote mobile multimedia, measures to enrich “i-mode” service were undertaken. At the same time, as part of the efforts to cultivate new businesses, a location information service for corporations, “DLP”service, which takes advantage of Global Positioning System (GPS) signals was newly introduced. DoCoMo’s solutions business for corporate customers was strengthened in collaboration with a wide range of business partners, and a new car multimedia service was also developed.

DoCoMo started the FOMA service, world’s first IMT-2000 mobile communications system using the W-CDMA technology, on May 30, 2001, in the form of an introductory service, and from Oct. 1, 2001, its fully commercialized operation. The coverage of FOMA network has been expanded gradually thereafter.

To facilitate globalization, DoCoMo has transferred technical and business know-how pertaining to “i-mode” service and IMT-2000 to its overseas investee partners. As a consequence, E-Plus Mobilfunk GmbH & Co. KG (“E-Plus”) of Germany, a subsidiary of KPN Mobile N.V. (“KPN Mobile”) of the Netherlands, launched “i-mode” service in Germany on March 16, 2002.

In January 2002, the Company’s board of directors resolved to conduct a five-for-one split of its shares (new shares to be issued on May 15, 2002), as well as to apply to list its shares on the New York Stock Exchange and London Stock Exchange in order to enhance share liquidity, improve the convenience of investors, and increase its options for fund raising. The Company’s shares were listed on the two exchanges on March 1, 2002.

Recognizing environmental issues as one of its most immediate and ongoing managerial concern, DoCoMo has undertaken a number of measures to alleviate the burdens it imposes on the environment, including, among others, collection and recycling of used cellular phones, use of the “e-billing” service through which the bill amount is informed to customers on home pages or via e-mail instead of paper, as well as consrtuction of environment-friendly buildings. In February 2002, DoCoMo received the ISO14001 certification at all levels of the organization including its branch offices. It also received an extremely high ranking in eco-efficiency from Innovest Strategic Value Advisors, Inc, a New York-based international investment research firm, in its rating of the world’s top telecommunications companies in June 2001.

As a result of the foregoing, the take-up of “i-mode” service expanded significantly and the number of cellular phone subscribers increased, which led to gains in both operating revenues and recurring profit. However, after an appraisal on the fair value of the shares of investee affiliates in accordance with the accounting standard for financial instruments, DoCoMo decided to recognize impairment losses from its investments in AT&T Wireless Services, Inc. of the United States (AT&T Wireless), KPN Mobile, KG Telecommunications Co., Ltd., of Taiwan (KG Telecom), and Hutchison 3G UK Holdings Limited of the United Kingdom (H3G UK). The impairment losses are recorded in the financial statements as special losses of ¥812.8 billion (write-down of investment in affiliated companies). As a consequence, the net income for the year ended March 31, 2002 was ¥0.8 billion.

[Results for the year ended March 31, 2002]

	Consolidated (changes from the previous year)	Non-consolidated (changes from the previous year)
Operating revenues	¥5,171.5 billion (up 10.4%)	¥2,355.7 billion (up 10.0%)
Operating income	¥1,002.8 billion (up 29.0%)	¥420.1 billion (up 24.8%)
Recurring profit	¥853.3 billion (up 24.2%)	¥406.4 billion (up 38.8%)
Net income (loss)	¥0.8 billion (down 99.8%)	(¥310.7 billion) (—)

The results for each business segment are summarized below.

Mobile Phone Business:    In addition to “mova 211i” series with enhanced e-mail functions and “i-appli”-compatible “mova 503iS” series, DoCoMo increased the variety of products by releasing new model “mova F671i” (“Raku Raku Phone II”), a model especially tailored for use by senior customers, in a bid to disseminate i-mode service to a broader range of age groups. At the same time, the group started “DoCoMo Point Service” as part of its efforts to improve customer services. It also reduced its tariffs to further stimulate demand for data communications by increasing bundled free-call minutes included in monthly plan charges and by allowing a number of telephone discount packages to be used for packet charges.

As part of the measures to respond to customers’ diverse needs for mobile multimedia, DoCoMo introduced a new Windows CE-compatible handheld PC “sigmarion II”, and launched “infogate”, a portal service for PDAs.

DoCoMo’s third-generation mobile communications service, FOMA, was commenced on a fully commercialized basis on October 1, 2001, in the areas within 30 kilometers from the center of Tokyo, after a introductory service starting from May 30, 2001. Upon the launch of the fully commercialized service, three different terminal devices were offered simultaneously; the standard type “FOMA N2001”, the visual handset supporting video phone capabilities, “FOMA P2101V”, and the data card “FOMA P2401”. In November 2001, “i-motion service”, which enables the transmission and replay of video and sound data taking advantage of FOMA’s fast packet speed of up to 384Kbps downlink, was started, and a new handset carrying this capability “FOMA N2002” was released at the same time. In March 2002, another “i-motion”-compatible visual type handset “FOMA D2101V” was introduced. Meanwhile, in an effort to disseminate FOMA services among businesses, DoCoMo has reinforced solution sales to create new demand, proposing construction site support systems that utilize video communications and marketing support systems leveraging FOMA’s high-speed, large-volume data transmission capabilities. The Company has expanded the service areas of FOMA aggressively, and covered approximately 92% of the populated areas in the Kanto-Koshinestu region by the end of March 2002. FOMA service was commenced in Tokai and Kansai areas in December 2001, at which point about 50% of the populated areas in Japan were covered.

As for “i-mode”, DoCoMo has taken measures to improve customers’ convenience by providing services such as “AOLi”, which links the mail services of “i-mode” and AOL, and “i-area”, a service that enables users to easily retrieve information pertaining to the neighborhood of the customer’s location. In parallel, content offerings on “i-appli”, and DoCoMo’s other i-mode services were further enriched in order to boost usage. Other new services were also developed jointly with other companies, including “Cmode service”, which allows “i-mode” to interact with vending machines to offer cash-free shopping.

On the other hand, DoCoMo has made utmost efforts to counter unsolicited bulk e-mails sent in massive numbers to unidentified addresses via the Internet. Such efforts include requesting the customers to change default i-mode mail addresses into alpha-numeric addresses, blocking the reception of mails sent en masse to unknown addresses, adding functions to handsets to allow mail reception only from designated domains, among others. At the same time, the Company has taken legal action against pernicious unsolicited bulk e-mail senders.

With regard to satellite communications services, the Company started satellite in-flight telephone service and credit phone service to further improve convenience and provide a stable means for communications in mountainous areas or in the event of emergency.

As a result of foregoing, the number of subscribers to DoCoMo’s principal services, and revenues at the end of Fiscal 2001 were as follows:

[Number of Subscribers for Main Services as of March 31, 2002]

	Consolidated (changes from March 31, 2001)	Non-consolidated (changes from March 31, 2001)
(10 thousand subscribers)
Cellular services	4,069 (up 13.0%)	1,665 (up 11.9%)
FOMA services	9 (—)	8 (—)
i-mode service*	3,216 (up 48.2%)	1,281 (up 57.2%)
Satellite mobile communications services	3 (up 2.1%)

*
The number of i-mode subscribers is the aggregate of PDC i-mode subscribers (consolidated: 32,075,000 subscribers, non-consolidated: 12,740,000 subscribers) and FOMA i-mode subscribers (consolidated: 81,000 subscribers, non-consolidated: 73,000 subscribers).

[Results for the Year ended March 31, 2002]

	Consolidated (changes from previous year)	Non-consolidated (changes from previous year)
Mobile phone business revenues	¥5,022.1 billion (up 10.9%)	¥2,279.7 billion (up 10.5%)
Cellular revenues	¥3,265.7 billion (up 5.2%)	¥1,373.5 billion (up 4.9%)
FOMA revenues*	¥1.7 billion (—)	¥1.6 billion (—)
Packet communication revenues	¥ 715.6 billion (up 102.5%)	¥292.5 billion (up 112.3%)
Satellite mobile communications revenues	¥9.2 billion (down 4.9%)
Mobile phone business income	¥1,067.5 billion (up 20.1%)	¥441.1 billion (up 17.0%)

*	Inclusive of packet data transmission revenues from FOMA subscribers.

PHS Business:    In a bid to promote PHS service, DoCoMo released various new products including “P-in m@ster”, a data card capable of handling both PHS and 9600bps cellular connections, “P-in memory”, a data card with a built-in memory of 16MB, “Picwalk SH712m”, a handset for the music distribution service “M-stage music” that can also support voice communications, and “Paldio 633S”, a PHS handset compatible with “Bluetooth Ver. 1.1” (a technical standard for short distance radio connections for PCs and mobile phones, etc). At the same time, DoCoMo started a new tariff discount service for data communications “P-p@c”, and increased the availability of content for music/video distribution services on PHS in order to facilitate the use of data services, while making further efforts to slash costs by utilizing its facilities more efficiently.

As a consequence of the foregoing, PHS subscriber count and revenues amounted to the following:

[No. of PHS subscribers as at March 31, 2002]

	Consolidated (changes from March 31, 2001)	Non-consolidated (changes from March 31, 2001)
(10 thousand subscribers)
PHS service	192 (up 6.0%)	92 (up 7.3%)

[Results for the year ended March 31, 2002]

	Consolidated (changes from previous year)	Non-consolidated (changes from previous year)
PHS business revenues	¥114.5 billion (up 1.3%)	¥59.5 billion (down 3.9%)
Income (loss) from PHS business	(¥58.7 billion) (up 36.0%)	(¥18.4 billion) (up 40.4%)

Quickcast Business:    Despite attempts to boost system sales to corporate users and municipal governments by emphasizing Quickcast’s multicast feature and information distribution capability, and to slash costs by streamlining its operations, the Quickcast business suffered from a constant decline in subscriptions as the market for pager services in Japan continued to shrink. Results and the number of subscribers at the end of March 2002 are summarized below:

[No. of Quickcast subscribers as at March 31, 2002]

	Consolidated (changes from March 31, 2001)	Non-consolidated (changes from March 31, 2001)
(10 thousand subscribers)
Quickcast service	83 (down 24.7%)	30 (down 25.6%)

[Results for the Year ended March 31, 2002]

	Consolidated (changes from previous year)	Non-consolidated (changes from previous year)
Quickcast business revenues	¥10.9 billion (down 40.9%)	¥9.3 billion (down 22.7%)
Income (loss) from Quickcast business	(¥6.3 billion) (up 69.8%)	(¥1.5 billion) (up 82.4%)

Miscellaneous Business:    Thanks to measures to promote “World Call” service, an international dialing service from cellular phones, its subscriber base rose 58.9% year on year to 433,000 at the end of March 2002. Leveraging their own technologies and know-how, the subsidiaries in the DoCoMo group have expanded into new business areas, including the development of various systems and provision of new services. The results for the year ended March 31, 2002 are summarized below.

[Results for the Year ended March 31, 2002]

	Consolidated (changes from previous year)	Non-consolidated (changes from previous year)
Miscellaneous business revenues	¥23.9 billion (down 1.9%)	¥7.1 billion (up 36.0%)
Income (loss) from Miscellaneous business	¥0.3 billion (down 57.9%)	(¥1.0 billion) (down 3.0%)

(2)    Cash Flow Conditions

Certain information about DoCoMo’s cash flows on a consolidated basis for the year ended March 31, 2002, are summarized as follows: As for cash flows from operating activities, despite the decrease in income before income taxes for the year ended March 31, 2002, net cash provided by operating activities was ¥1,329.6 billion, up ¥490.3 billion (or 58.4%) year on year due largely to the increase in non-cash expenses such as depreciation and write-down of investment in affiliated companies, as well as to the fact that payments of telephone bills for the previous fiscal year which normally would have been due on March 31, 2001 was collected in the following fiscal year as the last day of March 2001 coincided with a bank holiday. Similarly, since the last day of the fiscal year ended March 31, 2002 coincided with a bank holiday, payments of the telephone bills of approximately ¥244 billion was collected in the following month (in the following fiscal year). As for cash flows from investing activities, in spite of an increase in purchase of property and equipment, net cash used in investing activities was ¥1,122 billion, down ¥1,615 billion (or 59.0%) year on year. This was due primarily to a decrease in spending for the purchase of investment securities, which was caused by the inclusion of strategic overseas investments totaling ¥1,795.8 billion in KPN Mobile, H3G UK, AT&T Wireless and KG Telecom in spending for the previous fiscal year. With regard to cash flows from financing activities, net cash used in financing activities was ¥24.9 billion, down ¥1,560.1 billion year on year due primarily to issuance of new shares and borrowings to finance strategic overseas investment for the previous consolidated fiscal year.

(3)    Profit Distribution for Fiscal 2001

The Company has decided to pay a total annual dividend of ¥1,500 per share, including an interim dividend of 500 per share, a year-end dividend of ¥500 per share, and a special commemorative dividend of ¥500 commemorating the 10th anniversary of the launch of DoCoMo’s mobile communications business in July 1992.

(Notes) 1.	The Company’s board of directors, at its meeting on November 7, 2001, resolved to pay interim dividends for Fiscal 2001.

2.
Dividends for Fiscal 2001 will be paid to the shares owned by shareholders who were registered on the register of shareholders or the register of beneficial shareholders as of the close of business on March 31, 2002. New shares to be issued on May 15, 2002 as a result of the Company’s recent stock split (4 new shares will be issued additionally to each share owned by shareholders who are registered on the register of shareholders or the register of beneficial shareholders as of the close of business on March 31, 2002) will not be eligible to receive the above-mentioned dividends, but will be eligible for profit distribution from Fiscal 2002.

2.    Prospects for the Fiscal Year ending March 31, 2003

(1)    Business Outlook

The mobile communications market in Japan is currently facing a major transition to a period of stable growth, with a rising penetration rate and rapidly increasing demand for data communications services. Against this backdrop, DoCoMo has decided to attach greater emphasis on profits rather than revenues, and will further expand its business fields by pursuing the three major strategies of “multimedia”, “ubiquity”, and “globalization” to achieve further growth while reinforcing its existing core businesses.

In order to strengthen its core businesses, DoCoMo plans to continue maintaining and enhancing its network quality and offer diversified tariff packages. New services and products catering to customer needs, including handsets with built-in cameras or infrared communications capability, are also planned for release to acquire more new customers, curb churns, and encourage usage by customers. As for “i-mode”, DoCoMo intends to stimulate further usage by offering handsets supporting faster downlink packet speeds and greater “i-appli” content size, which will enable the distribution of large-volume content. As part of the offerings for ubiquitous services, the group intends to provide electronic commerce services that will realize cash-free shopping on mobile phones as well as services to remotely control intelligent home appliances, and thereby expand usage. On the other hand, DoCoMo will disclose the interface conditions with its packet communications network, so that Internet service providers can provide services similar to DoCoMo’s “i-mode”, which is intended to further develop the mobile multimedia market.

As for FOMA, all major cities nationwide were included in its service areas from April 2002. The coverage will be expanded further to 90% of the populated areas in Japan by the end of March 2003. More advanced services are planned to be started on FOMA this fiscal year, including video distribution service, video mail service, and dual network service which allows users to use both FOMA and PDC phones with the same telephone number. In the meantime, further efforts will be made to bring down the size, weight and power consumption of handsets. Also, the group will reinforce solution marketing activities targeted at corporate customers to facilitate the use of FOMA services among this segment.

To counter the unsolicited bulk e-maill problem, as the Diet passed the relevant legislation recently, DoCoMo intends to take adequate measures as a carrier, and implement other prevention mechanisms such as the development of selective receiving functions.

As part of the Company’s efforts to accelerate mobile multimedia on a global scale, “i-mode” is planned for launch this fiscal year in the Netherlands, Belgium and Taiwan following Germany. In addition, preparations for the introduction of IMT-2000 will be continued, transferring the know-how obtained through the deployment of FOMA services in Japan to overseas investee affiliates. Going forward, the Company plans to explore investment opportunities primarily in the Asia region, and also flexibly look into other options including alliances that do not involve equity participation depending on the circumstances. The goal of the group’s international strategy is to enhance the enterprise value of its investee affiliates by developing their businesses over the mid-to-long term.

With regard to PHS, Quickcast, satellite mobile communications, and other loss-making services, DoCoMo will continue its efforts to reduce costs and improve their financial performance by boosting efficiency. At the same time, these existing businesses will be reviewed taking into account the changes in business environment.

Furthermore, to swiftly respond to changes in the business environment and intensified competition, DoCoMo will require each board member and employee to ensure compliance, and implement a business procedure emphasizing innovation, speed and efficiency. Specifically, DoCoMo will endeavor to speed up the decision making process by fully utilizing the new corporate information system introduced on April 1, 2002, and to facilitate an efficient management of the group by integrating and transferring some operations, e.g., maintenance and customer acceptance, to subsidiaries. In other words, DoCoMo plans to thoroughly select and concentrate its managerial resources through this process. To further integrate and solidify the management as a corporate group, the Company plans to carry out an equity swap with its regional subsidiaries.

In July 2002, DoCoMo will celebrate the 10th anniversary of the launch of its business. Seizing this opportunity, DoCoMo would like to renew its determination to challenge the mobile frontier by developing new businesses and services, and thereby maximize the enterprise value of the entire group.

As a result of the foregoing, the number of subscribers for DoCoMo’s main services and the business results for Fiscal 2002 are forecast as below.

[Subscriber Forecast for Main Services as at March 31, 2003]

	Consolidated (changes from March 31, 2002)	Non-consolidated (changes from March 31, 2002)
(10 thousand subscribers)
Cellular	4,240 (up 4.2%)	1,710 (up 2.7%)
FOMA	138 (up 1,443.1%)	84 (up 942.2%)
i-mode *	3,680 (up 14.4%)	1,480 (up 15.5%)
PHS	196 (up 2.0%)	94 (up 2.2%)
Quickcast	61 (down 26.5%)	21 (down 28.6%)

*	Figures for i-mode include FOMA i-mode subscribers ( 1,180,000 on a consolidated basis and 710,000 on a non-consolidated basis).

[Results Forecast for Fiscal 2002]

	Consolidated (changes from Fiscal 2001)	Non-consolidated (changes from Fiscal 2001)
Operating revenues	¥5,374 billion (up 3.9%)	¥2,486 billion (up 5.5%)
Operating income	¥1,045 billion (up 4.2%)	¥ 444 billion (up 5.7%)
Recurring profit	¥ 971 billion (up 13.8%)	¥ 432 billion (up 6.3%)
Net income	¥ 511 billion (—)	¥ 252 billion (—)

(2)    Profit Distribution Outlook for Fiscal 2002

The basic policies of the Company are to strengthen its financial position, secure internal reserves and continue a stable payment of dividends while based on a comprehensive review of various factors such as the Company’s performance and business environment.

The Company intends to pay a total annual dividend of ¥500 per share, after reviewing the amount of dividend in view of the five-for-one share split to take effect on May 15, 2002 based on the above-mentioned principles.

To further integrate the management as a corporate group, the Company plans to carry out share exchanges with its regional subsidiaries. To this end, the Company intends to seek the approval of its shareholders at the 11th regular annual shareholders’ meeting scheduled in June 2002 with respect to the repurchase of its own shares in accordance with Article 210 of the Commercial Code of Japan and a reduction of statutory reserves to secure the source of the repurchase. If an approval is obtained, the payment of interim dividends is expected to be suspended, as the Company will not be able to satisfy the conditions for the payment of interim dividends as set forth in the Commercial Code of Japan. A total annual dividend stated above will be paid as a year-end dividend.

Special Note Regarding Forward-Looking Statements

These consolidated financial statements contain forward-looking statements such as forecasts on results of operation, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers or financial results, and prospects of dividend payment. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projection, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	DoCoMo’s ability to continue to attract and retain subscribers to its services;

•	DoCoMo’s ability to add capacity to its existing wireless networks;

•	DoCoMo’s ability to expand its third-generation (3G) wireless services (FOMA) as planned, and acquire and retain subscribers to it;

•	DoCoMo’s ability to successfully expand internationally through international alliances and investment outside of Japan;

•	Regulatory developments and changes, in particular in the areas of telecommunications and radio wave transmission, and DoCoMo’s ability to respond to and adapt to those changes;

•
DoCoMo’s ability to continue to win acceptance of its services and products, which are offered in highly competitive markets characterized by continuous introduction of new services and products, rapid developments in technology and subjective and changing consumer preferences; and

•	Volatility and changes in the economic conditions and securities market in Japan and other countries, and DoCoMo’s ability to respond to and adapt to those changes.

4.     CONSOLIDATED FINANCIAL STATEMENTS:

(1)    CONSOLIDATED BALANCE SHEETS

	March 31, 2001		March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
					(Millions of yen)
ASSETS
Fixed assets
Fixed assets for telecommunication business
Property, plant and equipment	2,288,878		2,570,680		281,801
Machinery and equipment	1,046,896		1,213,032		166,135
Antenna facilities	355,710		398,029		42,319
Satellite mobile communications facilities	5,900		4,567		(1,333)
Terminal equipment	3,160		2,468		(692)
Telecommunications line facilities	3,927		8,528		4,601
Pipe and hand holes	2,813		4,325		1,511
Buildings	265,810		312,857		47,047
Structures	50,669		52,313		1,643
Other machinery and equipment	8,850		12,448		3,597
Vehicles	403		457		54
Tools, furniture and fixtures	187,051		209,576		22,525
Land	151,366		173,687		22,321
Construction in progress	206,316		178,387		(27,929)
Intangible fixed assets	337,407		422,832		85,424
Right to use utility facilities	14,198		13,216		(982)
Computer software	270,396		349,229		78,833
Leasehold rights	10,895		12,487		1,591
Other intangible fixed assets	41,917		47,898		5,981
Total fixed assets for telecommunication businesses	2,626,286		2,993,512		367,226
Investments and other assets
Investment securities	1,928,426		981,915		(946,510)
Long-term loans receivable	38		40		2
Deferred income taxes	89,614		521,047		431,432
Other investments	66,331		71,186		4,855
Allowance for doubtful accounts	(928)		(1,153)		(224)
Total investments and other assets	2,083,481		1,573,037		(510,444)
Total fixed assets	4,709,767	79.7	4,566,549	77.2	(143,218)
Current assets
Cash and bank deposits	116,065		300,114		184,048
Notes and accounts receivable, trade	908,251		865,691		(42,559)
Securities	199		202		2
Supplies	125,237		111,888		(13,349)
Deferred income taxes	24,408		38,039		13,631
Other current assets	50,283		50,973		690
Allowance for doubtful accounts	(22,974)		(20,876)		2,097
Total current assets	1,201,472	20.3	1,346,032	22.8	144,560

TOTAL ASSETS	5,911,239	100.0	5,912,581	100.0	1,342

	March 31, 2001		March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
	(Millions of yen)
LIABILITIES
Long-term liabilities
Bonds	296,000		627,000		331,000
Long-term borrowings	367,282		508,347		141,065
Liability for employees’ severance payments	124,595		151,340		26,744
Reserve for point loyalty programs	24,999		77,542		52,543
Other reserve	147		222		74
Other long-term liabilities	3,368		3,239		(129)
Total long-term liabilities	816,393	13.8	1,367,692	23.1	551,299
Current liabilities
Current portion of long-term debt	175,685		212,934		37,248
Accounts payable, trade	364,350		253,892		(110,458)
Short-term borrowings	543,700		43,550		(500,150)
Accrued income taxes	203,815		293,409		89,593
Accounts payable-other	337,024		342,438		5,413
Other current liabilities	80,669		62,757		(17,912)
Total current liabilities	1,705,246	28.8	1,208,981	20.5	(496,264)

TOTAL LIABILITIES	2,521,639	42.6	2,576,674	43.6	55,034

MINORITY INTEREST
Minority interest in consolidated subsidiaries	74,754	1.3	100,838	1.7	26,084

SHAREHOLDERS’ EQUITY
Common stock	949,679	16.1	949,679	16.1	—
Additional paid-in capital	1,292,385	21.9	1,292,385	21.9	—
Consolidated retained earnings	999,488	16.9	989,633	16.7	(9,855)
Net unrealized gains on securities	47,670	0.8	1,726	0.0	(45,944)
Foreign currency translation adjustments	25,621	0.4	1,644	0.0	(23,976)

TOTAL SHAREHOLDERS’ EQUITY	3,314,845	56.1	3,235,068	54.7	(79,776)

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	5,911,239	100.0	5,912,581	100.0	1,342

(2)    CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31, 2001		Year ended March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	3,599,329	76.8	4,106,763	79.4	507,433
Operating expenses	2,877,394	61.4	3,149,183	60.9	271,789
Operating income from telecommunication businesses	721,935	15.4	957,579	18.5	235,644
Other businesses
Operating revenues	1,086,674	23.2	1,064,782	20.6	(21,891)
Operating expenses	1,031,446	22.0	1,019,509	19.7	(11,936)
Operating income from other businesses	55,227	1.2	45,272	0.9	(9,954)
Total operating income	777,162	16.6	1,002,852	19.4	225,690
Non-operating revenues and expenses
Non-operating revenues	11,217	0.2	9,083	0.2	(2,133)
Interest income	863		154		(709)
Dividend income	112		76		(36)
Foreign exchange gains	2,123		828		(1,294)
Lease and rental income	1,434		1,885		450
Gain on sale of investment securities	—		1,355		1,355
Amortization of consolidation goodwill	172		424		252
Miscellaneous income	6,511		4,359		(2,151)
Non-operating expenses	101,461	2.2	158,562	3.1	57,101
Interest expense	22,950		19,890		(3,060)
Stock issuance costs	20,355		—		(20,355)
Loss on write-off of inventories	16,786		9,526		(7,259)
Impairment of investment securities	5,637		—		(5,637)
Equity in losses of affiliated companies	31,845		125,898		94,053
Miscellaneous expenses	3,884		3,246		(638)
Recurring profit	686,918	14.6	853,373	16.5	166,454
Special profits and losses
Special losses	—	—	812,897	15.7	812,897
Write-down of investment in affiliated companies	—	—	812,897	15.7	812,897
Income before income taxes	686,918	14.6	40,476	0.8	(646,442)
Income taxes-current	322,522	6.9	453,914	8.8	131,392
Income taxes-deferred	(21,911)	(0.5)	(443,370)	(8.6)	(421,458)
Minority interest	20,802	0.4	29,069	0.6	8,266
Net income	365,505	7.8	862	0.0	(364,642)

Note	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and other businesses.

(3)    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Year ended March 31, 2001		Year ended March 31, 2002
	(Millions of yen)
Balance of consolidated retained earnings at beginning of the year	643,824		999,488

Increase in consolidated retained earnings	300		260
Increase in retained earnings due to increase in the number of consolidated subsidiaries	300		—
Increase in retained earnings due to decrease in the number of companies accounted for using the equity method	—		260

Decrease in consolidated retained earnings	10,141		10,979
Cash dividends	9,576		10,036
Bonuses to directors and corporate auditors	565		658
[(incl.) Bonuses to corporate auditors]	[71	]	[77	]
Decrease resulting from increase of affiliates on equity method	0		285

Net income	365,505		862

Balance of consolidated retained earnings at end of the year	999,488		989,633

(4)    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2001	Year ended March 31, 2002
		(Millions of yen)
I. Cash flows from operating activities:
1. Income before income taxes	686,918	40,476
2. Depreciation and amortization	582,167	628,719
3. Loss on sale or disposal of property, plant and equipment	48,260	34,867
4. Interest and dividend income	(976)	(230)
5. Interest expense, discounts on commercial paper	23,119	19,958
6. Equity in losses of affiliated companies	31,845	125,898
7. Write-down of investment in affiliated companies	—	812,897
8. (Increase) decrease in notes and accounts receivable, trade, net of
allowance for doubtful accounts	(435,546)	42,559
9. (Increase) decrease in inventories	(40,747)	11,504
10. Increase in liability for employees’ severance payments	35,495	26,744
11. Increase (decrease) in accounts payable, trade	161,198	(99,689)
12. (Decrease) increase in accrued consumption tax	(3,146)	9,516
13. Other—net	79,438	60,314

Subtotal	1,168,027	1,713,538
14. Interest and dividends received	988	236
15. Interest paid	(24,455)	(19,838)
16. Income taxes paid	(305,249)	(364,321)

Net cash provided by operating activities	839,311	1,329,615

II. Cash flows from investing activities:
1. Purchase of property, plant and equipment	(800,133)	(860,283)
2. Purchase of intangible fixed assets and other investments	(149,274)	(199,361)
3. Purchase of investment securities	(1,828,173)	(65,818)
4. Advances on loans, deposits and other investments	(4,363)	(941)
5. Proceeds from collections of loans, deposits and other investments	43,274	3,606
6. Other—net	1,557	761

Net cash used in investing activities	(2,737,112)	(1,122,037)

III. Cash flows from financing activities:
1. Net change in short-term borrowings	545,800	(499,298)
2. Net increase (decrease) in commercial paper	60,500	(23,000)
3. Proceeds from long-term borrowings	76,000	267,000
4. Repayment of long-term borrowings	(246,619)	(140,685)
5. Proceeds from issuance of bonds	179,272	418,237
6. Redemption of bonds	—	(37,000)
7. Issuance of common stock	930,006	—
8. Cash dividends paid	(9,766)	(10,207)

Net cash provided by (used in) financing activities	1,535,194	(24,953)

IV. Effect of exchange rate changes on cash and cash equivalents	27	0

V. Net (decrease) increase in cash and cash equivalents	(362,579)	182,624
VI. Cash and cash equivalents at beginning of the year	481,003	118,424

VII. Cash and cash equivalents at end of the year	118,424	301,048

Accounting Basis for the Consolidated Financial Statements

1.    Scope of consolidation

(1)  Consolidated subsidiaries: 34 companies

Major consolidated subsidiaries are eight regional subsidiaries (such as NTT DoCoMo Kansai, Inc.), DoCoMo Sentsu, Inc., DoCoMo Service Inc., and DoCoMo Engineering Inc.
DoCoMo Technology, Inc., which was established during the fiscal year ended March 31, 2002, has been newly consolidated.

(2)  Unconsolidated subsidiaries: 28 companies

Major unconsolidated subsidiaries are NTT DoCoMo USA, Inc., DoCoMo.com, Inc., and Mobimagic Co., Ltd.
These subsidiaries are not consolidated because the total assets, revenues, and the Company’s share of net income and retained earnings of these subsidiaries are not significant and do not have material effects on the consolidated financial statements.

2.    Equity method

(1)  Unconsolidated subsidiaries accounted for using the equity method: 26 companies

Major unconsolidated subsidiaries accounted for using the equity method are NTT DoCoMo USA, Inc., DoCoMo.com, Inc., and Mobimagic Co., Ltd.

Six unconsolidated subsidiaries including Mobimagic Co., Ltd. and DCM Capital HKG (UK) Limited have been newly accounted for using the equity method from the fiscal year ended March 31, 2002. The Company purchased additional shares of Mobimagic Co., Ltd. and established DCM Capital HKG (UK) Limited during the period.

(2)  Affiliates accounted for using the equity method: 12 companies

Major affiliates accounted for using the equity method are AT&T Wireless Services, Inc. (“AT&T Wireless”), KPN Mobile N.V. and Hutchison 3G UK Holdings Limited.

Two affiliates, AT&T Wireless, which became an affiliated company during this fiscal year, and Hutchison 3G HK Holdings Limited, of which the Company purchased the shares during the same period, have been newly accounted for using the equity method.

The investment in bitwallet. inc is no longer accounted for using the equity method for the fiscal year ended March 31, 2002 because the Company’s ownership interest in it decreased during the period.

AT&T Wireless became an affiliate as AT&T Wireless was split off from AT&T Corporation on July 9, 2001 and AT&T Corporation preferred tracking stock, which the Company purchased in the previous fiscal year, was converted into AT&T Wireless common stock.

(3)  Two unconsolidated subsidiaries, DoCoMo Mobile Chugoku, Inc., DoCoMo i Kyushu Inc., and one affiliate, APMT MC-DCM Holding Pte Ltd are not accounted for using the equity method because they are development stage companies and the Company’s share of net income and retained earnings of these companies are not significant and do not have material effects on the consolidated financial statements.

(4)  Additional note on the equity method

For a company accounted for using the equity method that has a fiscal period different from that of the consolidated financial statements, such company’s financial statements for its own fiscal period are used.

Consolidation goodwill related to affiliates is amortized on the straight-line method over the estimated period of the benefit. When consolidation goodwill is not significant, it is expensed in the period it is acquired.

3.    Fiscal year end of the consolidated subsidiaries

The consolidated subsidiaries have the same fiscal year end as that of the consolidated financial statements.

4.    Significant accounting policies

(1)  Depreciation of fixed assets

a.  Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

b.  Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method except for computer software for sales purposes.

i)  Computer software for sales purposes:

The annual amortization amount of computer software for sales purposes is the greater of the amount computed using (a) the ratio that current gross revenues bear to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on.

ii)  Computer software for internal use:

Computer software for internal use is amortized on the straight-line basis over the estimated useful life.

(2)  Valuation of securities

a.  Debt securities designated as held-to-maturity are carried at amortized cost.

b.
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

(3)  Valuation of inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is mainly determined by the first-in, first-out method. The cost of other inventories is mainly determined by the specific identification method.

(4)  Deferred assets

Bond issue costs are expensed at the time of payment.

(5)  Allowance for doubtful accounts, liability for employees’ severance payments and reserve for point loyalty programs

a.  Allowance for doubtful accounts

The Company and its consolidated subsidiaries provide for doubtful accounts principally at an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

b.  Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company and its consolidated subsidiaries accrue the liability as of the fiscal year end in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees at the time of recognition.

c.  Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(6)  Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

All assets, liabilities, revenues and expenses of foreign subsidiaries and affiliates are translated into Japanese yen at the current spot rate at the end of the fiscal year, and shareholders’ equity is translated at historical rates. The resulting translation adjustments are accumulated as a component of shareholders’ equity.

(7)  Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in the same manner as operating leases.

(8)  Hedge accounting

a.  Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in earnings in the period of the change as a gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with the offsetting loss or gain deferral of the hedged items. The Company and its consolidated subsidiaries have adopted the latter accounting method.

However, when a forward foreign exchange contract meets certain conditions, it is accounted for in the following manner:

(i)
The difference between the Japanese yen amounts of the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the income statement in the period which includes the inception date of the contract; and

(ii)
The discount or premium on the contract (that is, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

In addition, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

b. Hedging instruments and hedged items
Hedging instruments:	Hedged items:
Forward foreign exchange contracts	Foreign currency transactions
Interest rate swap contracts	Interest expense on borrowings

c.  Hedging policy

DoCoMo Group uses financial instruments to hedge market fluctuation risks in accordance with its internal policies and procedures.

d.  Assessment method of hedge effectiveness

DoCoMo Group does not assess hedge effectiveness, because all its forward foreign exchange contracts and interest rate swap contracts are accounted for in the manner described in the second and third paragraphs of (8) a. above, respectively.

(9)  Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

5.  Valuation of assets and liabilities of consolidated subsidiaries

Only the Company’s portion of the assets and liabilities of the acquired subsidiaries is stated at fair value in consolidation.

6.  Amortization of consolidation goodwill

Consolidation goodwill related to subsidiaries is expensed in the period when acquired, because it is not significant.

7.  Appropriation of retained earnings

Appropriation of consolidated retained earnings is recorded in the period in which appropriation is approved.

8.    Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows includes cash balances, demand deposits and highly liquid short-term investments with an original maturity of three months or less, which are low-risk and readily convertible to known amounts of cash.

Change in Presentation

1.  “Gain on sale of investment securities”, which had been included in “miscellaneous income” in non-operating revenues for the fiscal year ended March 31, 2001, was separately reported for the fiscal year ended March 31, 2002, because the amount became significant (¥1,012 million for the fiscal year ended March 31, 2001).

2.  “Impairment of investment securities”, which had been separately reported in non-operating expenses for the fiscal year ended March 31, 2001, was included in “miscellaneous expenses” for the fiscal year ended March 31, 2002, because the amount became insignificant (¥183 million for the fiscal year ended March 31, 2002).

Additional Information

Introduction of “end-to-end rate system” for cellular services among wireless carriers

For interconnected calls between two cellular operators in the previous years, each operator set its own end-user rate for the part of the cellular service it provided. Effective April 1, 2001, an end-to-end rate system was introduced and the operator serving the caller sets the end-user rate for the entire call, including the part of the call serviced by the other operator’s network.

Consequently, after the introduction of the new rate system, the total charge for the entire call is accounted for as voice transmission service revenue and an access charge is expensed as a communication network charge.

The introduction of the new rate system increased both operating revenues from telecommunication businesses (voice transmission service revenue) and operating expenses from telecommunication businesses (communication network charges) by ¥149,606 million for the fiscal year ended March 31, 2002 in comparison with those under the previous call rate setting system.

Notes to Consolidated Balance Sheets

1.  As of March 31, 2001, fixed assets for telecommunications businesses include those used in Special Type II Telecommunications Carrier business and other businesses, because these amounts are not significant.

As of March 31, 2002, fixed assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and other businesses, because these amounts are not significant.

2.  Accumulated depreciation of property, plant and equipment

	March 31, 2001	March 31, 2002
		(Millions of yen)
Accumulated depreciation	1,662,905	2,048,384

3.  Investments in unconsolidated subsidiaries and affiliates

	March 31, 2001	March 31, 2002
		(Millions of yen)
Investment securities (stocks)	1,909,712	966,939
Other investments (investments in capital)	911	1,049

4. As financial institutions in Japan were closed on March 31, 2001 and 2002, amounts that would normally be settled on these days were collected or paid on the following business days, April 2, 2001 and April 1, 2002. The effects of the settlements on the following business days instead of the end of reporting periods were as follows:

	March 31, 2001	March 31, 2002
(Billions of yen)
Cash and bank deposits	Approx.(224)	Approx.(244)
Accounts receivable, trade	Approx. 246	Approx. 264
Accounts payable-other	Approx. 22	Approx. 20

5.  Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$25,370 thousand (¥444 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company has a HK$2,269 thousand (¥39 million) indemnity outstanding as of March 31, 2002.

Notes to Consolidated Statements of Income

1.  Operating revenues from telecommunication businesses were as follows:

	Year ended March 31, 2001	Year ended March 31, 2002
		(Millions of yen)
Voice transmission services	3,219,853	3,367,607
Data transmission services	370,281	726,940
Other	9,195	12,215

2.  Operating expenses from telecommunication businesses were as follows:

	Year ended March 31, 2001	Year ended March 31, 2002
		(Millions of yen)
Sales expenses	1,537,100	1,599,195
Maintenance	168,409	209,538
General expenses	37,853	43,011
Administrative expenses	122,966	128,220
Research cost	60,554	69,105
Depreciation	570,086	615,823
Loss on disposal of fixed assets	68,119	49,399
Communication network charges	287,144	406,424
Taxes and public dues	25,159	28,464

3.  For the year ended March 31, 2001, revenues and expenses related to Special Type II Telecommunications Carrier business are included in other businesses, because these amounts are not significant.

For the year ended March 31, 2002, revenues and expenses related to General Type II Telecommunications Carrier business and Special Type II Telecommunications Carrier business are included in other businesses, because these amounts are not significant.

4.  The total amount of research and development expenses included in operating expenses of telecommunication businesses and other businesses is as follows:

Year ended March 31, 2001	¥95,437 million	Year ended March 31, 2002	¥100,319 million

5.  For the year ended March 31, 2002, “Write-down of investment in affiliated companies” relates to the impairment charges recognized on the investments in the following affiliates:

AT&T Wireless Services, Inc.	¥505,623 million
KPN Mobile N.V.	¥262,712 million
KG Telecommunications Co., Ltd.	¥30,469 million
Hutchison 3G UK Holdings Limited	¥14,091 million

Notes to Consolidated Statements of Cash Flows

1.  Reconciliation of cash and bank deposits to cash and cash equivalents

	March 31, 2001	March 31, 2002
		(Millions of yen)
Cash and bank deposits	116,065	300,114
Time deposits with an original maturity of over three months	(2,933)	(265)
Short-term loans receivable included in other current assets	5,291	1,199

Cash and cash equivalents	118,424	301,048

2.  Summary of assets and liabilities of the companies that became a subsidiary (For the year ended March 31, 2001)

Summary of assets and liabilities of DoCoMo Systems, Inc. (formerly INS Engineering Corporation), a newly consolidated subsidiary, at the time of business combination, and the relation between the investment amount and net cash inflow resulting from the acquisition are as follows:

(Millions of yen)
Fixed assets	1,446
Current assets	12,456
Fixed liabilities	(532)
Current liabilities	(9,136)
Consolidation goodwill	(251)
Minority interest	(1,264)
Prior year investment	(454)

Investment amount (a)	2,264
Cash and cash equivalents of the newly consolidated subsidiary (b)	4,905

Net: Cash inflow as a result of stock acquisition (b-a)	2,641

3.  Significant non-monetary transactions

There were no significant non-monetary transactions.

5.    SEGMENT INFORMATION

1.  Business segment information

		Year ended March 31, 2001		Year ended March 31, 2002		Increase/(Decrease)
			% total		% total		% change
		(Millions of yen)
Operating Revenues	Mobile phone business	4,529,944	96.7%	5,022,108	97.1%	492,164	10.9
	PHS business	113,076	2.4%	114,512	2.2%	1,435	1.3
	Quickcast business	18,563	0.4%	10,976	0.2%	(7,586)	(40.9)
	Miscellaneous business	24,420	0.5%	23,949	0.5%	(471)	(1.9)
	Consolidated operating revenues	4,686,004	100.0%	5,171,546	100.0%	485,542	10.4

Operating income (loss)	Mobile phone business	889,159	—	1,067,585	—	178,426	20.1
	PHS business	(91,699)	—	(58,710)	—	32,988	36.0
	Quickcast business	(21,177)	—	(6,393)	—	14,784	69.8
	Miscellaneous business	880	—	370	—	(509)	(57.9)
	Consolidated operating income	777,162	—	1,002,852	—	225,690	29.0

Notes: The Company segments its businesses internally as follows:
a. Mobile phone business	Cellular services, FOMA services, packet communication services, satellite mobile communications services, in-flight telephone service and equipment sales for each service
b. PHS business	PHS service and PHS equipment sales
c. Quickcast business	Quickcast service and Quickcast equipment sales (formerly paging service and paging equipment sales)
d. Miscellaneous business	International dialing service and other miscellaneous businesses

2.  Geographic segment information

(For the years ended March 31, 2001 and 2002)

Geographic segment information was not prepared or disclosed, since the Company and its consolidated subsidiaries were located in Japan and the amounts of operating revenues in Japan exceeded 90% of the amounts of combined operating revenues of all segments.

3.  Overseas sales

(For the years ended March 31, 2001 and 2002)

The information on sales to overseas customers was not prepared or disclosed, since sales to overseas customers were not significant in relation to consolidated sales (less than 10 percent).

6.    LEASES

1.  Finance lease transactions without ownership transfer to lessee

(1)  Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased items are as follows:

March 31, 2001

	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
			(Millions of yen)
Vehicles	3,851	1,809	2,042
Tools, furniture and fixtures	26,335	16,371	9,964
Computer software	1,506	839	666

Total	31,693	19,019	12,673

March 31, 2002

	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
			(Millions of yen)
Vehicles	3,557	1,677	1,880
Tools, furniture and fixtures	20,132	12,443	7,689
Computer software	1,987	1,130	856

Total	25,677	15,251	10,426

Note:    The purchase price equivalent is reported as the total amount of lease payments through the life of each lease, including the amount representing interest, because the total amount of future lease payments is not significant in relation to the total property, plant and equipment at the end of the period.

(2)  Future minimum lease payments equivalent:

	March 31, 2001	March 31, 2002
		(Millions of yen)
Due within one year	6,239	4,656
Due after one year	6,434	5,769

Total	12,673	10,426

Note:    The future minimum lease payments equivalent is reported as the total amount of future minimum lease payments, including the amount representing interest, because the total amount of future minimum lease payments is not significant in relation to the total property, plant and equipment at the end of the period.

(3)  Lease expense and depreciation expense equivalent:

	Year ended March 31, 2001	Year ended March 31, 2002
		(Millions of yen)
Lease expense	9,602	5,596

Depreciation expense equivalent	9,602	5,596

(4)  Method of calculating depreciation expense equivalent:

Depreciation expense equivalent is computed on the straight-line basis over the lease period without residual value.

2.  Operating lease transactions

Future operating lease payments:

	March 31, 2001	March 31, 2002
		(Millions of yen)
Due within one year	28	11
Due after one year	23	16

Total	52	28

7.    RELATED PARTY TRANSACTIONS

Year ended March 31, 2001 (From April 1, 2000 to March 31, 2001)

Directors and principal individual owners

Category	Name	Address	Amount of Capital	Nature of business or occupation	Proportionate interest	Relationship		Nature of transaction	Amount of transaction	Account	Year end balance
						Concurrent directors	Business relationship
(Millions of yen)
				Director of the Company				Construction and maintenance service contracts sold
Director	Kazushi-ge Sakoh	—	—	Chairman of In-Tunnel Cellular Association	None	—	—		1,584	Accounts receivable, trade	1,039

								Cost sharing transactions	1,144	Accounts payable— other	255

Note	: Consumption tax is included in the year end balance, but not included in the amount of transaction.

Description and determination policy of transaction terms:

The service contracts and cost sharing transactions with In-Tunnel Cellular Association are consummated on terms similar to those made with non-related parties.

Year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

Directors and principal individual owners

Category	Name	Address	Amount of Capital	Nature of business or occupation	Proportionate interest	Relationship		Nature of transaction	Amount of transaction	Account	Year end balance
						Concurrent directors	Business relationship
(Millions of yen)
				Director of the Company				Construction and maintenance service contracts sold		Accounts receivable, trade
Director	Kazushi-ge Sakoh	—	—	Chairman of In-Tunnel Cellular Association	None	—	—		1,400		—

								Cost sharing transactions	371	Accounts payable other	—

				Director of the Company				Construction and maintenance service contracts sold
Director	Yoshiaki Aigami	—	—	Chairman of In-Tunnel Cellular Association	None	—	—		3,726	Accounts receivable, trade	2,966

								Cost sharing transactions	1,452	Accounts payable— other	177

(Note)
1.	Consumption tax is included in the year end balance, but not included in the amount of transaction.

2.
Kazushige Sakoh resigned as the chairman of In-Tunnel Cellular Association on June 29, 2001 when the general meeting of shareholders was completed and Yoshiaki Aigami simultaneously replaced him. Transaction amounts were for the period of their service. On June 26, 2001, Kazushige Sakoh resigned as a director of the Company when the general meeting of the Company’s shareholders was completed.

Description and determination policy of transaction terms:

The service contracts and cost sharing transactions with In-Tunnel Cellular Association are consummated on terms similar to those made with non-related parties.

8.    INCOME TAXES

1. Significant components of deferred tax assets and liabilities:

March 31, 2001
(Millions of yen)
Deferred tax assets:
Liability for employees’ severance payments	38,830
Depreciation	35,742
Accrued enterprise tax	18,773
Reserve for point loyalty programs	10,472
Impairment of investment securities	4,096
Other	8,612

Total deferred tax assets	116,528

Deferred tax liabilities:
Net unrealized gains on securities	(2,458)
Other	(47)

Total deferred tax liabilities	(2,505)

Net deferred tax assets	114,022

March 31, 2002
(Millions of yen)
Deferred tax assets:
Write-down of investment in affiliated companies	397,830
Liability for employees’ severance payments	50,762
Depreciation	32,629
Reserve for point loyalty programs	32,468
Accrued enterprise tax	26,912
Impairment of investment securities	4,241
Other	15,077

Total deferred tax assets	559,922

Deferred tax liabilities:
Net unrealized gains on securities	(772)
Other	(63)

Total deferred tax liabilities	(835)

Net deferred tax assets	559,086

(Note.)

The	amount of net deferred tax assets is included in the following accounts of the consolidated balance sheets.

		March 31, 2001	March 31, 2002
Fixed assets	Deferred income taxes	89,614	521,047
Current assets	Deferred income taxes	24,408	38,039

2.  Schedule of items which caused the difference between the statutory effective tax rate and the effective tax rate after applying tax effect accounting for the year ended March 31, 2002

Statutory effective tax rate of the Company	42.0%

(Reconciliation)
Write-down of investment in affiliated companies	(139.6%	)
Equity in losses of affiliated companies	130.6%
Tax credit on R&D expenses	(9.2%	)
Others	2.3%

Effective tax rate after applying tax effect accounting	26.1%

9.    SECURITIES INFORMATION

March 31, 2001

1.  Held-to-maturity debt securities whose fair value is determinable (March 31, 2001):

Type of securities		Book value	Market value	Difference
		(Millions of yen)
Securities whose market value exceeds book value	National and local government bonds, etc	26	27	1
	Corporate bonds	3,497	3,730	232
	Other	—	—	—

	Subtotal	3,524	3,758	234

Securities whose market value does not exceed book value	National and local government bonds, etc.	—	—	—
	Corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

	Total	3,524	3,758	234

2.  Available-for-sale securities whose fair value is determinable (March 31, 2001):

Type of securities		Historical cost	Book value	Difference
		(Millions of yen)
Securities whose book value exceeds historical cost	Equity securities	901	6,757	5,855
	Debt securities	3	3	0
	Other	—	—	—

	Subtotal	905	6,761	5,856

Securities whose book value does not exceed historical cost	Equity securities	111	96	(15)
	Debt securities	—	—	—
	Other	—	—	—

	Subtotal	111	96	(15)

	Total	1,016	6,857	5,840

3.  Available-for-sale securities sold during the year ended March 31, 2001:

Amount sold	Total gains	Total losses
		(Millions of yen)
1,217	1,012	3

4.  Type and book value of investments whose fair value is not determinable (March 31, 2001):

Type of securities	Book value
(Millions of yen)
Held-to-maturity debt securities Unlisted debt securities	100
Available-for-sale securities Unlisted equity securities (excluding over-the-counter securities)	8,431

Total	8,531

5.  Maturities of available-for-sale and held-to-maturity debt securities (March 31, 2001):

	Due within 1 year	Due after 1 year and within 5 years	Due after 5 year and within 10 years	Due after 10 years
	(Millions of yen)
Debt securities
National and local government bonds	—	27	—	—
Corporate bonds	200	900	2,500	—
Other	—	—	—	—

Total	200	927	2,500	—

March 31, 2002

1.  Held-to-maturity debt securities whose fair value is determinable (March 31, 2002):

Type of securities		Book value	Market value	Difference
(Millions of yen)
Securities whose market value exceeds book value	National and local government bonds etc.	26	27	1
	Corporate bonds	—	—	—
	Other	—	—	—

	subtotal	26	27	1

Securities whose market value does not exceeds book value	National and local government bonds etc.	—	—	—
	Corporate bonds	—	—	—
	Other	—	—	—

	subtotal	—	—	—

	Total	26	27	1

2. Available-for-sale securities whose fair value is determinable (March 31, 2002):

Type of securities		Historical cost	Book value	Difference
		(Millions of yen)
Securities whose book value exceeds historical cost	Equity securities	842	2,267	1,424
	Debt securities
	National and local government bonds, etc.	3	3	0
	Corporate bonds	2,798	2,992	193
	Other	—	—	—
	Other	—	—	—

	Subtotal	3,643	5,262	1,618

Securities whose book value does not exceed historical cost	Equity securities	431	208	(222)
	Debt securities
	National and local government bonds, etc.	—	—	—
	Corporate bonds	—	—	—
	Other	—	—	—
	Other	—	—	—

	Subtotal	431	208	(222)

	Total	4,074	5,471	1,396

3.  Held-to-maturity debt securities sold during the year ended March 31, 2002

		Book value	Proceeds	Gains
		(Millions of yen)
Corporate bonds		599	612	12
Reason for the sales	To satisfy working capital requirements of a consolidated subsidiary

4.  Available-for-sale securities sold during the year ended March 31, 2002

Book value	Gains	Losses
(Millions of yen)
2,105	1,355	—

5.  Type and book value of investments whose fair value is not determinable (March 31, 2002):

Type of securities	Book value
(Millions of yen)
Available-for-sale securities
Unlisted equity securities (excluding over-the-counter securities)	9,679

6.  Maturities of available-for-sale and held-to-maturity debt securities (March 31, 2002):

	Due within 1 year	Due after 1 year and within 5 years	Due after 5 years and within 10 years	Due after 10 years
	(Millions of yen)
Debt securities
National and local government bonds, etc.	3	26	—	—
Corporate bonds	200	200	2,400	—
Other	—	—	—	—
Other	—	—	—	—

Total	203	226	2,400	—

10.    DERIVATIVES TRANSACTIONS

1.  Matters related to derivative transactions (for the periods ended March 31, 2001 and 2002)

(1)  Type and purpose of transaction

The NTT DoCoMo Group uses interest rate swap and foreign exchange forward contracts for the purpose of mitigating the risk of fluctuations in interest rates and foreign exchange rates. The Group had no foreign exchange forward contracts at March 31, 2001 and 2002.

(2)  Transaction policy

The Group uses derivative financial instruments only for hedging purposes and does not use them for speculative trading purposes.

(3)  Risks of transactions

The Group believes the risk of the interest rate swap and foreign exchange forward contracts that the Group has entered into is limited, because the former are used only for hedging the risk of fluctuations in interest rates of the Group’s debt and the latter are used only for hedging the foreign exchange rate risk that arise from the Group’s operating activities.

The derivative financial instruments are executed with creditworthy financial institutions, and the Group believes the risk of default by counterparties is currently low.

(4)  Risk control system

The Group uses only the derivative transactions duly authorized pursuant to its internal responsibility policy. The transactions are managed by the Accounts and Finance Departments in the headquarters of each DoCoMo Group company that has entered into such transactions.

2.  Market value of derivative contracts (for the periods ended March 31, 2001 and 2002)

Not applicable. All derivative transactions of the NTT DoCoMo Group are accounted for using hedge hedgring accounting.

11.    LIABILITY FOR EMPLOYEES’ SEVERANCE PAYMENTS

March 31, 2001

1.  Outline of Retirement Benefit Plans

The Company and its consolidated subsidiaries have defined benefit pension plans comprised of welfare pension plans, tax-qualified non-contributory pension plans, and lump-sum severance payment plans.

As of the fiscal year end, 34 companies had lump-sum severance payment plans as a consolidated group, and 18 companies had the tax-qualified non-contributory pension plans. Also, as for welfare pension plan, 23 companies participated in NTT’s welfare pension plan, and 10 companies participated in the jointly established multi-employer industry welfare pension plan [Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin].

2.  Components of employees’ severance and retirement benefits (March 31, 2001)

(Millions of yen)
a) Projected benefit obligation	(208,535)
b) Plan assets	84,459
c) Unfunded retirement benefit obligation (a+b)	(124,075)
d) Unrecognized prior service cost	(334)
e) Net recognized amount on balance sheet (c+d)	(124,409)
f) Prepaid pension cost	185
g) Employees’ severance and retirement benefits (e-f)	(124,595)
(Notes)
1. The above figures include the portion entrusted by the Government to the Company and its subsidiaries with regard to welfare pension plans.
2. Plan assets shown above do not include the amount for “Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin”, which is estimated to be ¥8,048 million (calculated based on the ratio of payloll expenses).

3. Components of retirement benefit expense (From April 1, 2000 to March 31, 2001)

(Millions of yen)
a) Service cost (Notes 1 and 2)	13,720
b) Interest cost	5,411
c) Expected return on plan assets	(2,077)
d) Amortization of transition obligation	9,625
e) Amortization of actuarial loss	13,934
f) Amortization of prior service cost	4
g) Retirement benefit expense (a+b+c+d+e+f) (Note 3)	40,619
(Notes)
1. Does not include contributions to welfare pension plan by employees.
2. Includes contribution to a multiemployer plan, “Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin” which amounts to ¥642 million.
3. Includes ¥426 million capitalized in fixed assets.

4.  Actuarial assumptions for calculating retirement benefit obligation

a) Estimation method of retirement benefits	Estimated based on service period
b) Discount rate	3.0%
c) Expected return rate on plan assets	3.0%
d) Period of amortizing prior service cost	11~22 years (Straight-line method over the employees’ average remaining service period at the time of initial recognition)
e) Period of amortizing actuarial loss	Expense the whole amount as incurred.
f) Period of amortizing transition obligation	Expense the whole amount as incurred.

March 31, 2002

1.  Outline of Retirement Benefit Plans

The Company and its consolidated subsidiaries have defined benefit pension plans comprised of welfare pension plans, tax-qualified non-contributory pension plans, and lump-sum severance payment plans.

As of the current fiscal year end, 35 companies had lump-sum severance payment plans and the tax-qualified non-contributory pension plans as a consolidated group. Also, as for welfare pension plan, 24 companies participated in NTT’s welfare pension plan, and 10 companies participated in the jointly established multi-employer industry welfare pension plan [Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin].

2.  Components of employees’ severance and retirement benefits (March 31, 2002)

(Millions of yen)
a) Projected benefit obligation	(244,275)
b) Plan assets	97,414
c) Unfunded retirement benefit obligation (a+b)	(146,860)
d) Unrecognized prior service cost (reduction of benefit obligation)	(3,818)
e) Net recognized amount on balance sheet (c+d)	(150,678)
f) Prepaid pension cost	661
g) Employees’ severance and retirement benefits (e-f)	(151,340)

(Notes)
1.	The above figures include the portion entrusted by the Government to the Company and its subsidiaries with regard to welfare pension plans.
2.	Plan assets shown above do not include the amount for “Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin”, which is estimated to be ¥9,500 million (calculated based on the ratio of payloll expenses).

3.  Components of retirement benefit expense (From April 1, 2001 to March 31, 2002)

(Millions of yen)
a) Service cost (Notes 1 and 2)	14,177
b) Interest cost	6,528
c) Expected return on plan assets	(2,533)
d) Amortization of actuarial loss	15,999
e) Amortization of prior service cost	(3)
f) Retirement benefit expense (a+b+c+d+e) (Note 3)	34,168

(Notes)
1.	Does not include contributions to welfare pension plan by employees.
2.	Includes contribution to a multiemployer plan, “Zenkoku Tsushin Kikai Kougyou Kousei Nenkin Kikin” which amounts to ¥839 million.
3.	Includes ¥343 million capitalized in fixed assets.

4.  Actuarial assumptions for calculating retirement benefit obligation

a) Estimation method of retirement benefits	Estimated based on service period
b) Discount rate	2.5%
c) Expected return rate on plan assets	3.0%
d) Period of amortizing prior service cost	Mainly 11~16 years (Straight-line method over the employees’ average remaining service period at the time of initial recognition)
e) Period of amortizing actuarial loss	Expense the whole amount as incurred.

Subsequent Events

1.  Issuance of corporate bonds

On March 26, 2002, the Board of Directors of the Company decided to raise long-term funds up to a total of ¥300 billion for the period from April to June 2002 through domestic and foreign corporate bonds and long-term borrowings. Based on this decision, the Company has issued the following domestic bonds.

NTT DoCoMo, Inc. 13 th Unsecured Domestic Straight Corporate Bonds
Date of issuance	April 30, 2002
Total amount	¥100,000 million
Issue price	¥99.99
Coupon rate	0.67%
Maturity	June 20, 2007
Use of proceeds	Refinancing, etc.

2.  Share exchanges

The Company has entered into memoranda of understanding (MOU), dated May 8, 2002, with its eight regional subsidiaries [NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the “Regional Subsidiaries”)] which provide that the Regional Subsidiaries shall become wholly-owned subsidiaries of the Company by way of share exchange. The purpose of the share exchange is to prepare for the possible adoption of consolidated tax reporting, upon enactment of the Consolidated Tax System, which is expected in the current fiscal year and to increase the DoCoMo group’s overall value by unifying its business and financing strategies.

The outline of the MOU is as follows:

(1)  The date of share exchanges:                 November 1, 2002

(2)  The share exchange ratios:

Company name	Share exchange ratio
NTT DoCoMo, Inc.	1
NTT DoCoMo Hokkaido, Inc.	16.51
NTT DoCoMo Tohoku, Inc.	37.02
NTT DoCoMo Tokai, Inc.	27.80
NTT DoCoMo Hokuriku, Inc.	19.44
NTT DoCoMo Kansai, Inc.	33.53
NTT DoCoMo Chugoku, Inc.	26.71
NTT DoCoMo Shikoku, Inc.	19.12
NTT DoCoMo Kyushu, Inc.	47.72

Note:	Share exchange ratios

The Company’s shares of common stock (after share split with the ratio of 1 to 5) will be allotted to the shareholders of each of the Regional Subsidiaries at the rate of the share exchange ratio described in the above column for each one share of common stock of each of the Regional Subsidiaries, respectively. However, the Company’s shares will not be allotted to the shares of the Regional Subsidiaries held by the Company itself.

May 8, 2002

NON-CONSOLIDATED FINANCIAL STATEMENTS
For The Fiscal Year Ended March 31, 2002

Name of registrant:	NTT DoCoMo, Inc.

Code No.:	9437

Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section

Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan

Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL (03) 5156-1111

Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	May 8, 2002

Date of the meeting of shareholders for approval of the non-consolidated financial statements:	June 20, 2002

Interim dividends plan:	Yes

Adoption of the Unit Share System:	No

1.    Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2002 (April 1, 2001-March 31, 2002)

(1)  Non-consolidated Results of Operations

Amounts are truncated to nearest 100 million yen throughout this report.

	Operating Revenues		Operating Income		Recurring Profit
	(Millions of yen, except per share amounts)
Year ended March 31, 2002	2,355,760	10.0%	420,159	24.8%	406,471	38.8%
Year ended March 31, 2001	2,142,353	23.5%	336,558	31.4%	292,938	25.9%

	Net Income		Earnings per Share		Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)		ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2002	(310,720)	—	(30,960.55	)(yen)	—	(12.1%	)	9.3%	17.3%
Year ended March 31, 2001	173,005	34.6%	17,978.98	(yen)	—	8.0%		8.2%	13.7%

Notes:	1. Average number of shares outstanding:	Year ended March 31, 2002:	10,036,000 shares
	2. Change in accounting policy:	Year ended March 31, 2001:	9,622,630 shares
None
3. Percentages for operating revenues, operating income, recurring profit and net income in the above table represent annual changes compared to corresponding previous year.

(2)  Dividends

	Total Dividends per Share			Total Dividends for the Year	Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-End Dividends per Share
	(Yen, except Total Dividends for the Year)
Year ended March 31, 2002	1,500.00	500.00	1,000.00	15,054 (million yen)	—	0.6%
Year ended March 31, 2001	1,000.00	500.00	500.00	9,806 (million yen)	5.7%	0.4%

Note: Breakdown of Dividends:	Year-End dividends:	500.00 (yen)
	Special Commemorative dividends:	500.00 (yen)

(3)  Non-consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen per share amounts)
Year ended March 31, 2002	4,252,097	2,405,426	56.6%	239,679.84 (yen)
Year ended March 31, 2001	4,460,718	2,728,774	61.2%	271,898.60 (yen)

Note: Number of shares outstanding at the end of the fiscal year:	Year ended March 31, 2002:	10,036,000 shares
	Year ended March 31, 2001:	10,036,000 shares

2.  Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003
     (April 1, 2002-March 31, 2003)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Interim Dividends per Share	Year-End Dividends per Share
	(Millions of yen, except per share amounts)
Year ending March 31, 2003	2,486,000	432,000	252,000	0.00 (yen)	500.00 (yen)	500.00 (yen)

(Reference) Expected Earnings per Share:                     5,021.92 yen

On January 25, 2002, the DoCoMo Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, with distribution of the split shares expected to follow on May 15, 2002. The expected earnings per share for the year ending March 31, 2003, reflects the scheduled stock split as if it was effective on the beginning of the fiscal year.

(Note)

The non-consolidated financial results forecasts above are forward-looking statements about the future performance of NTT DoCoMo which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company’s future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company’s actual results to differ materially from the projected figures above. Please refer to the special note on forward-looking statements on page 12 for more information on the factors that could cause actual results to differ from the forecasts

1.    NON-CONSOLIDATED FINANCIAL STATEMENTS:

(1) NON-CONSOLIDATED BALANCE SHEETS

	March 31, 2001		March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
					(Millions of yen)
ASSETS
Fixed assets
Fixed assets for telecommunication businesses
Property, plant and equipment	1,083,278		1,201,569		118,290
Machinery and equipment	432,395		506,864		74,468
Antenna facilities	117,921		138,151		20,230
Satellite mobile communications facilities	5,900		4,567		(1,333)
Terminal equipment	3,130		2,453		(676)
Telecommunications line facilities	333		371		38
Pipe and hand holes	84		216		131
Buildings	134,159		169,214		35,054
Structures	19,495		20,217		721
Other machinery and equipment	7,653		11,163		3,510
Vehicles	173		259		86
Tools, furniture and fixtures	148,628		167,325		18,696
Land	88,487		93,268		4,780
Construction in progress	124,913		87,496		(37,417)
Intangible fixed assets	301,966		381,672		79,705
Rights to use utility facilities	3,971		3,624		(346)
Computer software	257,478		331,659		74,181
Patents	293		251		(41)
Leasehold rights	1,928		2,307		379
Other intangible fixed assets	38,294		43,827		5,532
Total fixed assets for telecommunication businesses	1,385,245		1,583,241		197,995
Investments and other assets
Investment securities	13,969		11,191		(2,778)
Investments in capital	556		506		(50)
Investments in affiliated companies	2,112,507		1,231,029		(881,478)
Long-term loan receivable from an affiliated company	—		16,000		16,000
Long-term prepaid expenses	58		48		(9)
Deferred income taxes	46,318		458,301		411,982
Other investments	31,793		32,456		662
Allowance for doubtful accounts	(338)		(372)		(34)
Total investments and other assets	2,204,866		1,749,160		(455,705)
Total fixed assets	3,590,111	80.5	3,332,401	78.4	(257,709)
Current assets
Cash and bank deposits	52,633		220,025		167,392
Accounts receivable, trade	507,300		491,107		(16,193)
Accounts receivable-other	218,528		141,061		(77,466)
Marketable securities	7,999		—		(7,999)
Supplies	50,271		51,653		1,382
Advances	5,196		5,051		(145)
Prepaid expenses	33		20		(13)
Deferred income taxes	8,788		15,425		6,636
Other current assets	28,127		2,624		(25,503)
Allowance for doubtful accounts	(8,271)		(7,273)		998
Total current assets	870,606	19.5	919,695	21.6	49,088

TOTAL ASSETS	4,460,718	100.0	4,252,097	100.0	(208,621)

	March 31, 2001			March 31, 2002			Increase (Decrease)
	Amount		%	Amount		%
							(Millions of yen)
LIABILITIES
Long-term liabilities
Bonds	250,000			608,000			358,000
Long-term borrowings	208,418			418,705			210,287
Liability for employees’ severance payments	47,283			58,069			10,785
Reserve for point loyalty programs	13,879			31,913			18,034
Other long-term liabilities	462			372			(89)
Total long-term liabilities	520,043		11.7	1,117,061		26.3	597,017
Current liabilities
Current portion of long-term debt	75,912			118,712			42,800
Accounts payable, trade	313,676			207,536			(106,140)
Short-term borrowings	502,500			—			(502,500)
Accounts payable-other	219,826			242,898			23,071
Accrued expenses	4,691			6,507			1,816
Accrued income taxes	69,204			123,522			54,318
Advances received	1,387			1,653			266
Deposits received	24,583			28,618			4,035
Other current liabilities	117			159			41
Total current liabilities	1,211,900		27.1	729,608		17.1	(482,291)

TOTAL LIABILITIES	1,731,944		38.8	1,846,670		43.4	114,726

SHAREHOLDERS’ EQUITY
Common stock	949,679		21.3	949,679		22.4	—
Statutory reserves
Additional paid-in capital	1,292,385		28.9	1,292,385		30.4	—
Legal reserve	3,583		0.1	4,099		0.1	516
Total statutory reserves	1,295,968		29.0	1,296,484		30.5	516
Retained earnings
General reserve	301,000			463,000			162,000
Unappropriated retained earnings (deficit)	178,831			(304,585)			(483,417)
[(incl.) Net income (loss)]	[173,005	]		[(310,720	)]		[(483,725)]
Total retained earnings	479,831		10.8	158,414		3.7	(321,417)
Net unrealized gains on securities	3,294		0.1	848		0.0	(2,446)

TOTAL SHAREHOLDERS’ EQUITY	2,728,774		61.2	2,405,426		56.6	(323,347)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,460,718		100.0	4,252,097		100.0	(208,621)

(2)    NON-CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31, 2001		Year ended March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
					(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	1,694,220	79.0	1,925,866	81.8	231,645
Voice transmission services	1,370,797		1,428,332		57,534
Data transmission services	144,000		297,138		153,137
Other	179,422		200,396		20,973
Operating expenses	1,376,245	64.2	1,516,957	64.4	140,712
Business expenses	792,775		847,841		55,065
Administrative expenses	74,444		72,415		(2,028)
Depreciation	303,428		344,694		41,266
Loss on disposal of fixed assets	40,706		26,780		(13,925)
Communication network charges	153,599		212,191		58,591
Taxes and public dues	11,291		13,033		1,742
Operating income from telecommunication businesses	317,975	14.8	408,908	17.4	90,933
Supplementary businesses
Operating revenues	448,132	20.9	429,894	18.2	(18,238)
Operating expenses	429,548	20.0	418,643	17.8	(10,905)
Operating income from supplementary businesses	18,583	0.9	11,250	0.4	(7,333)
Total operating income	336,558	15.7	420,159	17.8	83,600
Non-operating revenues and expenses
Non-operating revenues	8,565	0.4	6,923	0.3	(1,641)
Interest income	1,097		136		(960)
Interest from securities	52		1		(51)
Dividend income	1,491		1,763		272
Gain on sale of investment securities	—		1,170		1,170
Foreign exchange gains	2,123		828		(1,294)
Lease and rental income	999		1,285		286
Miscellaneous income	2,803		1,737		(1,065)
Non-operating expenses	52,186	2.4	20,611	0.8	(31,574)
Interest expense	11,336		7,538		(3,797)
Interest expense-bonds	2,219		6,149		3,930
Stock issuance costs	20,355		—		(20,355)
Loss on write-off of inventories	9,049		4,517		(4,532)
Impairment of investment securities	5,509		130		(5,378)
Miscellaneous expenses	3,716		2,274		(1,441)
Recurring profit	292,938	13.7	406,471	17.3	113,532
Special profits and losses
Special losses	—	—	947,441	40.2	947,441
Write-down of investment in affiliated companies	—	—	947,441	40.2	947,441
Income (loss) before income taxes	292,938	13.7	(540,969)	(22.9)	(833,908)
Income taxes-current	126,600	5.9	186,600	7.9	60,000
Income taxes-deferred	(6,666)	(0.3)	(416,849)	(17.6)	(410,183)
Net income (loss)	173,005	8.1	(310,720)	(13.2)	(483,725)
Retained earnings carried forward	11,093		11,152		58
Interim dividends	4,788		5,018		230
Transfer to legal reserve (interim)	478		—		(478)
Unappropriated retained earnings (deficit)	178,831		(304,585)		(483,417)

Note	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

(3)    PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	Year ended March 31, 2001		Year ended March 31, 2002
	(Millions of yen)
Unappropriated retained earnings (deficit)	178,831		(304,585)
Reversal of general reserve	—		340,000
Sub-total	178,831		35,414
The above shall be appropriated as follows:
Earnings reserve	516		—
Cash dividends	5,018		10,036
	(¥500 per share)		(¥1,000 per share) : year-end dividend ¥500 : special commemorative dividend ¥500
Bonuses to directors and corporate auditors	145		—
[(incl.) Bonuses to corporate auditors]	[18	]	[—]
General reserve	162,000		—
Retained earnings carried forward	11,152		25,378

Note: The Company paid ¥5,018 million (¥500 per share) as interim cash dividends on November 21, 2001.

Accounting Basis for the Non-Consolidated Financial Statements

Significant accounting policies

1.    Depreciation of fixed assets

(1)  Property, plant and equipment

Depreciation of property and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

(2)  Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method.

Computer software for internal use is amortized on the straight-line method over the estimated useful life.

2.    Valuation of securities

a.	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

b.
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

3.    Valuation of inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4.    Deferred assets

Bond issuance costs are expensed at the time of payment.

5.    Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

6.    Allowance for doubtful accounts, Liability for employees’ severance payments and reserve for point loyalty programs

(1)  Allowance for doubtful accounts

The Company provides for doubtful accounts principally at an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)  Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees at the time of recognition.

(3)  Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the following fiscal years based on historical data are accounted for as reserve for point loyalty programs.

7.    Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in the same manner as operating leases.

8.    Hedge accounting

a.	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in earnings in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when a forward foreign exchange contract meets certain conditions, it is accounted for in the following manner:

(i)
The difference between the Japanese yen amounts of the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the income statement in the period which includes the inception date of the contract; and

(ii)
The discount or premium on the contract (that is, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

In addition, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

b.	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Forward foreign exchange contracts	Foreign currency transactions
Interest rate swap contracts	Interest expense on borrowings

c.	Hedging policy

The Company uses financial instruments to hedge market fluctuation risks in accordance with its internal policies and procedures.

d.	Assessment method of hedge effectiveness

The Company does not assess hedge effectiveness, because all its forward foreign exchange contracts and interest rate swap contracts are accounted for in the manner described in the second and third paragraphs of 8. a. above, respectively.

9.    Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Presentation

“Gain on sale of investment securities”, which had been included in “miscellaneous income” in non-operating revenues for the fiscal year ended March 31, 2001, was separately reported for the fiscal year ended March 31, 2002, because the amount became significant ¥537 million for the fiscal year ended March 31, 2001).

Additional Information

Introduction of “end-to-end rate system” for cellular services among wireless carriers

For interconnected calls between two cellular operators in the previous years, each operator set its own end-user rate for the part of the cellular service it provided. Effective April 1, 2001, an end-to-end rate system was introduced and the operator serving the caller sets the end-user rate for the entire call, including the part of the call serviced by the other operator’s network.

Consequently, after the introduction of the new rate system, the total charge for the entire call is accounted for as voice transmission service revenue and an access charge is expensed as a communication network charge.

The introduction of the new rate system increased both operating revenues from telecommunication businesses (voice transmission service revenue) and operating expenses from telecommunication businesses (communication network charges) by ¥67,385 million for the fiscal year ended March 31, 2002 in comparison with those under the previous call rate setting system.

Notes to Non-consolidated Balance Sheets

1.  As of March 31, 2001, fixed assets for telecommunications businesses include those used in Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant.

As of March 31, 2002 fixed assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant.

2.  Accumulated depreciation of property, plant and equipment

	March 31, 2001	March 31, 2002
		(Millions of yens)
Accumulated depreciation	742,161	927,804

3.  As financial institutions in Japan were closed on March 31, 2001 and 2002, amounts that would normally be settled on these days were collected or paid on the following business days, April 2, 2001 and April 1, 2002. The effects of the settlements on following business days instead of the end of reporting periods were as follows:

	March 31, 2001	March 31, 2002
(Billions of yen)
Cash and bank deposits	Approx. (215)	Approx. (234)
Accounts receivable, trade	Approx. 122	Approx. 127
Accounts payable-other	Approx. 22	Approx. 20
Deposits received	Approx. (115)	Approx. (127)

The deposits received were related to intercompany funds transfer with eight regional subsidiaries (such as NTT DoCoMo Kansai, Inc.).

4.  Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

	March 31, 2001	March 31, 2002
		(Millions of yen)
Accounts receivable, trade	95,446	116,386
Accounts receivable-other	197,103	114,442
Accounts payable-other	49,263	57,276

5.  Common stock

	March 31, 2001	March 31, 2002
		(Shares)
Authorized	38,300,000	38,300,000
Issued and outstanding	10,036,000	10,036,000

6.  Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$25,370 thousand (¥444 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company has a HK$2,269 thousand (¥39 million) indemnity outstanding as of March 31, 2002.

Notes to Non-consolidated Statements of Income

1.  The total amount of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses is as follows:

Year ended March 31, 2001	¥95,306 million	Year ende March 31, 2002	¥100,174 million

2.  For the year ended March 31, 2001 revenues and expenses related to Special Type II Telecommunications Carrier business are included in supplementary businesses, because these amounts are not significant.

For the year ended March 31, 2002 revenues and expenses related to General Type II Telecommunications Carrier business and Special Type II Telecommunications Carrier business are included in supplementary businesses, because these amounts are not significant.

3.  Non-operating revenues:

	Year ended March 31, 2001	Year ended March 31, 2002
	(Millions of yen)
Dividends received from subsidiaries and affiliates	1,413	1,722

4.  For the year ended March 31, 2002 “Write-down of investment in affiliated companies” mainly relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies.

DCM Capital USA (UK) Limited	¥591,726 million
[Ultimate investee: AT&T Wireless Services, Inc.]
DCM Capital NL (UK) Limited	¥300,883 million
[Ultimate investee: KPN Mobile N.V.]
DCM Capital TWN (UK) Limited	¥32,467 million
[Ultimate investee: KG Telecommunications Co., Ltd.]
DCM Capital LDN (UK) Limited	¥20,494 million
[Ultimate investee: Hutchison 3G UK Holdings Limited]

2.    LEASES

1.  Finance lease transactions without ownership transfer to lessee

(1)  Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased items are as follows:

	March 31, 2001
	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
	(Millions of yen)
Vehicles	1,125	569	556
Tools, furniture and fixtures	19,735	12,623	7,112
Computer software	217	79	138

Total	21,079	13,272	7,807

	March 31 2002
	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
			(Millions of yen)
Vehicles	1,035	580	454
Tools, furniture and fixtures	12,252	8,054	4,198
Computer software	298	134	164

Total	13,586	8,769	4,816

Note:
The purchase price equivalent is reported as the total amount of lease payments through the life of each lease, including the amount representing interest, because the total amount of future lease payments is not significant in relation to the total property and equipment at the end of the period.

(2) Future minimum lease payments equivalent:

	March 31, 2001	March 31, 2002
		(Millions of yen)
Due within one year	4,546	2,685
Due after one year	3,260	2,131

Total	7,807	4,816

Note:
The future minimum lease payments equivalent is reported as the total amount of future minimum lease payments, including the amount representing interest, because the total amount of future minimum lease payments is not significant in relation to the total property and equipment at the end of the period.

(3)  Lease expense and depreciation expense equivalent:

	Year ended March 31, 2001	Year ended March 31, 2002
		(Millions of yen)
Lease expense	7,702	3,517
Depreciation expense equivalent	7,702	3,517

(4)  Method of calculating depreciation expense equivalent:

Depreciation expense equivalent is computed on the straight-line basis over the lease period with no residual value.

2.  Operating lease transactions

Future operating lease payments:

	March 31, 2001	March 31, 2002
	(Millions of yen)
Due within one year	8	8
Due after one year	12	13

Total	20	21

3.    SECURITIES INFORMATION

No stocks of the subsidiaries and affiliated companies have readily determinable market values.

4.    INCOME TAXES

Significant components of deferred tax assets and liabilities:

March 31, 2001
(Millions of yen)
Deferred tax assets:
Depreciation	23,827
Liability for employees’ severance payments	14,700
Accrued enterprise tax	6,504
Reserve for point loyalty programs	5,826
Impairment of investment securities	4,034
Other	2,598

Total deferred tax assets	57,492

Deferred tax liabilities
Net unrealized gains on securities	(2,385)

Total deferred tax liabilities	(2,385)

Net deferred tax assets	55,107

March 31, 2002
(Millions of yen)
Deferred tax assets:
Write-down of investment in affiliated companies	397,830
Depreciation	23,741
Liability for employees’ severance payments	19,420
Reserve for point loyalty programs	13,400
Accrued enterprise tax	11,325
Impairment of investment securities	4,062
Other	4,559

Total deferred tax assets	474,340

Deferred tax liabilities
Net unrealized gains on securities	(613)

Total deferred tax liabilities	(613)

Net deferred tax assets	473,726

5.    CHANGE OF BOARD OF DIRECTORS

The change of the board of directors, if any, will be decided at the board meeting to be held in May 2002, which is planed to be made public thereafter.

Subsequent Events

1. Issuance of corporate bonds

On March 26, 2002, the Board of Directors of the Company decided to raise long-term funds up to a total of \300 billion for the period from April to June 2002 through domestic and foreign corporate bonds and long-term borrowings. Based on this decision, the Company has issued the following domestic bonds.

NTT DoCoMo, Inc. 13th Unsecured Domestic Straight Corporate Bonds
Date of issuance	April 30, 2002
Total amount	¥100,000 million
Issue price	¥99.99
Coupon rate	0.67%
Maturity	June 20, 2007
Use of proceeds	Refinancing, etc.

2.  Share Exchanges

The Company has entered into memoranda of understanding (MOU), dated May 8, 2002, with its eight regional subsidiaries [NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the “Regional Subsidiaries”)] which provide that the Regional Subsidiaries shall become wholly-owned subsidiaries of the Company by way of share exchange. The purpose of the share exchange is to prepare for the possible adoption of consolidated tax reporting, upon enactment of the Consolidated Tax System, which is expected in the current fiscal year and to increase the DoCoMo group’s overall value by unifying its business and financing strategies.

The outline of the MOU is as follows:

(3)  The date of share exchanges: November 1, 2002

(4)  The share exchange ratios:

Company name	Share exchange ratio
NTT DoCoMo, Inc.	1
NTT DoCoMo Hokkaido, Inc.	16.51
NTT DoCoMo Tohoku, Inc.	37.02
NTT DoCoMo Tokai, Inc.	27.80
NTT DoCoMo Hokuriku, Inc.	19.44
NTT DoCoMo Kansai, Inc.	33.53
NTT DoCoMo Chugoku, Inc.	26.71
NTT DoCoMo Shikoku, Inc.	19.12
NTT DoCoMo Kyushu, Inc.	47.72

Note:	Share exchange ratios

The Company’s shares of common stock (after share split with the ratio of 1 to 5) will be allotted to the shareholders of each of the Regional Subsidiaries at the rate of the share exchange ratio described in the above column for each one share of common stock of each of the Regional Subsidiaries, respectively. However, the Company’s shares will not be allotted to the shares of the Regional Subsidiaries held by the Company itself.

Exhibit 2

May 8, 2002

NTT DoCoMo, Inc.

NTT DoCoMo, Inc. to Acquire All Outstanding Shares of its Regional Subsidiaries
Through Share Exchanges, for which it will Reduce its Statutory Reserve and Repurchase Some Shares

NTT DoCoMo, Inc. (hereinafter refereed to as “we” or “DoCoMo”) announced today that it has entered into memoranda of understanding, dated May 8, 2002, with NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the “Regional Subsidiaries”) which provide that the Regional Subsidiaries shall become wholly-owned subsidiaries of DoCoMo by way of share exchanges.

DoCoMo also announced today that its Board of Directors, at a meeting held on May 8, 2002, passed a resolution to seek shareholder approval for a reduction of its statutory reserve and repurchase of its own shares pursuant to Paragraph 2 of Article 289 and Article 210 of the Commercial Code of Japan.

I.    Share Exchanges

1.    Purpose of the Share Exchanges

DoCoMo is pursuing this plan to make its Regional Subsidiaries wholly-owned to prepare for the possible adoption of consolidated tax reporting, upon enactment of the Consolidated Tax System, which is expected in the current fiscal year. In addition, as the mobile communications industry enters a more challenging market environment, DoCoMo believes that its overall group value can be increased by making its Regional Subsidiaries wholly-owned and unifying its business and financing strategies.

2.    Conditions of the Share Exchanges

(1)    Schedule of Share Exchanges

May 8, 2002	Conclusion of memoranda of understanding for the share exchanges
Late August, 2002	Board meetings to approve the share exchange agreements
Late August, 2002	Conclusion of share exchange agreements and calling of shareholders meetings (Regional Subsidiaries)*
Mid-September, 2002	Shareholders meetings to approve the share exchange agreements (Regional Subsidiaries)*
October 31, 2002	Last day of submission period of share certificates (Regional Subsidiaries)
November 1, 2002	Effective date of share exchanges

*
DoCoMo shall perform the share exchanges with each of the Regional Subsidiaries without the approval of a shareholders meeting of DoCoMo pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan.

(2)    Share Exchange Ratios

Company	Share Exchange Ratio
NTT DoCoMo, Inc.	1
NTT DoCoMo Hokkaido, Inc.	16.51
NTT DoCoMo Tohoku, Inc.	37.02
NTT DoCoMo Tokai, Inc.	27.80
NTT DoCoMo Hokuriku, Inc.	19.44
NTT DoCoMo Kansai, Inc.	33.53
NTT DoCoMo Chugoku, Inc.	26.71
NTT DoCoMo Shikoku, Inc.	19.12
NTT DoCoMo Kyushu, Inc.	47.72

Note 1.    Share exchange ratios

DoCoMo’s shares of common stock (after share split with the ratio of 1 to 5) will be allotted to the shareholders of each of the Regional Subsidiaries at the rate of the share exchange ratio described in the above column for each one share of common stock of each of the Regional Subsidiaries, respectively. However, DoCoMo’s shares will not be allotted to the shares of the Regional Subsidiaries held by DoCoMo itself.

Note 2.    Bases for the calculation of the share exchange ratios

DoCoMo retained Morgan Stanley Japan Limited (“Morgan Stanley”) and the Regional Subsidiariesretained Global Corporate Advisory K.K. (“GCA”) for advice on the valuation method for the share exchange ratio and other related matters.

In connection with analyzing the fair values of DoCoMo and the Regional Subsidiaries, respectively, Morgan Stanley performed Discounted Cash Flow Analysis, Comparable Company Analysis and Comparative Stock Price Performance Analysis. In arriving at its opinion regarding the fairness for each of the share exchange ratios, Morgan Stanley considered the results of all of its analyses.

GCA performed Discounted Cash Flow Analysis and Comparative Stock Price Performance Analysis in evaluating DoCoMo’s corporate value and Discounted Cash Flow Analysis and Comparable Company Analysis in evaluating the Regional Subsidiaries’ corporate values, respectively. In arriving at its opinion regarding the fairness for each of the share exchange ratios, GCA considered the results of all of its analyses.

Based on such advice and other relevant matters, DoCoMo and Regional Subsidiaries negotiated and came to agreements regarding the above-mentioned share exchange ratios.

DoCoMo and the Regional Subsidiaries were given the opinion from Morgan Stanley and GCA, respectively, that, from a financial standpoint, each of the stock exchange ratios agreed upon is fair.

In the event of any material changes in the facts and assumptions underlying the share exchange ratios, the above-mentioned share exchange ratios may be adjusted by mutual consultation among the parties.

Note 3.    Number of shares to be transferred to the shareholders of Regional Subsidiaries upon the share exchange:
                860,492.09 shares of common stock of DoCoMo

3.    Shares to be Transferred by DoCoMo in the Share Exchanges

(1)    Repurchase of Shares

At this stage, it is expected that the shares to be transferred upon the share exchange will be treasury shares which DoCoMo is scheduled to acquire through repurchases of its shares in the market after the approval of the shareholders meeting described below in I.3.(2).

(2)    Procedures Necessary to Conduct Share Repurchases

DoCoMo will have its shareholders vote at a shareholders meeting on the class, maximum aggregate number of shares and maximum aggregate repurchase price of the shares it plans to repurchase and the reduction of its statutory reserve (to be transferred to other capital surplus) to secure the source of funds for the repurchase of its shares.

4.    Summary of Parties

· Figures are as of March 31, 2002. Figures from (6) to (9) are unaudited.

(1) Trade name	NTT DoCoMo, Inc.	NTT DoCoMo Hokkaido, Inc.	NTT DoCoMo Tohoku, Inc.

(2) Business	Telecommunications business	Telecommunications business	Telecommunications business

(3) Date of incorporation	August 14, 1991	November 14, 1991	November 14, 1991

(4) Location of head office	2-11-1, Nagatacho, Chiyoda-ku, Tokyo	6, Kita 1-jo Nishi 14-chome, Chuo-ku, Sapporo-shi, Hokkaido	1-5-3, Itsutsubashi, Aoba-ku, Sendai-shi, Miyagi Prefecture

(5) Representative	President & CEO Keiji Tachikawa	President & CEO Masanori Sato	President & CEO Juichi Endo

(6) Stated capital	¥949,679 million	¥15,630 million	¥14,981 million

(7) Total number of issued shares	*10,036,000.00	39,770.84	30,880.64

(8) Shareholders’ equity	¥2,405,426 million	¥81,573 million	¥126,727 million

(9) Total assets	¥4,252,097 million	¥165,123 million	¥262,760 million

(10) Fiscal year end	March 31	March 31	March 31

(11) Number of employees	5,794	548	636

(12) Service Area	Kanto Koshinetsu Area (Tokyo, Kanagawa, Saitama, Chiba, Tochigi, Ibaraki, Gunma, Yamanashi, Nigata, Nagano)	Hokkaido	Tohoku Area (Aomori, Akita, Iwate, Yamagata, Miyagi, Fukushima)

(13) Major shareholders and shareholding ratios (as of March 31, 2002)	Nippon Telegraph and Telephone Corporation 64.06%	DoCoMo 96.36%	DoCoMo 92.86%

(14) Major relationship banks	Mizuho Bank, The Bank of Tokyo-Mitsubishi, UFJ Bank, Sumitomo Mitsui Banking	Mizuho Bank	Mizuho Bank, The 77 Bank

(15) Relationship between the parties

Capital	See the right	DoCoMo owns 96.36% of equity shares	DoCoMo owns 92.86% of equity shares

Human	See the right	A board member from DoCoMo (concurrent post )	A board member from DoCoMo (concurrent post )

Transaction	See the right	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.

*	This number is prior to the share split. Following the share split, the total number of outstanding shares will be 50,180,000 shares from May 15, 2002.

· Figures are as of March 31, 2002. Figures from (6) to (9) are unaudited.

(1) Trade name	NTT DoCoMo Tokai, Inc.	NTT DoCoMo Hokuriku, Inc.	NTT DoCoMo Kansai, Inc.

(2) Business	Telecommunications business	Telecommunications business	Telecommunications business

(3) Date of incorporation	November 14, 1991	November 14, 1991	November 14, 1991

(4) Location of head office	4-1-8, Sakae, Naka-ku, Nagoya-shi, Aichi Prefecture	12-8, Otemachi, Kanazawa-shi, Ishikawa Prefecture	1-4-14, Tosabori, Nishi-ku, Osaka-shi, Osaka-fu

(5) Representative	President & CEO Kunihiko Adachi	President & CEO Masami Yamamoto	President & CEO Zenichi Sonoda

(6) Stated capital	¥20,340 million	¥3,406 million	¥24,458 million

(7) Total number of issued shares	59,511.39	23,046.16	75,272.70

(8) Shareholders’ equity	¥197,146 million	¥54,384 million	¥317,204 million

(9) Total assets	¥378,841 million	¥89,988 million	¥534,474 million

(10) Fiscal year end	March 31	March 31	March 31

(11) Number of employees	892	268	1,550

(12) Service Area	Tokai Area (Aichi, Shizuoka, Gifu, Mie)	Hokuriku Area (Ishikawa, Toyama, Fukui)	Kansai Area (Osaka, Kyoto, Hyogo, Shiga, Nara, Wakayama)

(13) Major shareholders and shareholding ratios (as of March 31, 2002)	DoCoMo 91.16%	DoCoMo 94.13%	DoCoMo 88.33%

(14) Major relationship banks	UFJ Bank, Mizuho Bank	The Hokuriku Bank	Sumitomo Mitsui Banking, Mizuho Bank, UFJ Bank

(15) Relationship between the parties

Capital	DoCoMo owns 91.16% of equity shares	DoCoMo owns 94.13% of equity shares	DoCoMo owns 88.33% of equity shares

Human	A board member from DoCoMo (concurrent post )	A board member from DoCoMo (concurrent post )	A board member from DoCoMo (concurrent post )

Transaction	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.

· Figures are as of March 31, 2002. Figures from (6) to (9) are unaudited.

(1) Trade name	NTT DoCoMo Chugoku, Inc.	NTT DoCoMo Shikoku, Inc.	NTT DoCoMo Kyushu, Inc.

(2) Business	Telecommunications business	Telecommunications business	Telecommunications business

(3) Date of incorporation	November 14, 1991	November 14, 1991	November 14, 1991

(4) Location of head office	2-11-10, Otemachi, Naka-ku, Hiroshima-shi, Hiroshima Prefecture	9-1, Tenjinmae, Takamatsu-shi, Kagawa Prefecture	2-3-1, Maizuru, Chuo-ku, Fukuoka-shi, Fukuoka Prefecture

(5) Representative	President & CEO Koichi Seijo	President & CEO Harunaga Nakamura	President & CEO Toyohisa Takahashi

(6) Stated capital	¥14,732 million	¥8,412 million	¥15,834 million

(7) Total number of issued shares	37,834.54	29,208.59	38,144.84

(8) Shareholders’ equity	¥85,322 million	¥69,341 million	¥214,575 million

(9) Total assets	¥210,732 million	¥138,227 million	¥403,150 million

(10) Fiscal year end	March 31	March 31	March 31

(11) Number of employees	565	426	1,046

(12) Service Area	Chugoku Area (Hiroshima, Okayama, Yamaguchi, Shimane, Tottori)	Shikoku Area (Kagawa, Ehime, Kochi, Tokushima)	Kyushu Area (Fukuoka, Saga, Nagasaki, Kumamoto, Oita, Miyazaki, Kagoshima, Okinawa)

(13) Major shareholders and shareholding ratios (as of March 31, 2002)	DoCoMo 84.22%	DoCoMo 97.26%	DoCoMo 93.79%

(14) Major relationship banks	Mizuho Bank	Hyakujushi Bank, The Iyo Bank	The Bank of Fukuoka, The Nishi-Nippon Bank

(15) Relationship between the parties

Capital	DoCoMo owns 84.22% of equity shares	DoCoMo owns 97.26% of equity shares	DoCoMo owns 93.79% of equity shares

Human	A board member from DoCoMo (concurrent post )	A board member from DoCoMo (concurrent post)	A board member from DoCoMo (concurrent post)

Transaction	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.	There are dealings (entrusted business, leases regarding telecom systems and so on) with DoCoMo.

(16)  Business results for the most recent three fiscal years (Unit: Millions of yen, except as otherwise indicated)

·  Figures as of and for the fiscal year ended March 31, 2002 are unaudited.

NTT DoCo Mo, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	1,735,064	2,142,353	2,355,760
Operating income	256,157	336,558	420,159
Recurring Profit	232,736	292,938	406,471
Net income (loss)	128,573	173,005	(310,720)
Net income (loss) per share (yen)	13,426.64	17,978.98	(30,960.55)
Dividends per share (yen)	1,000	1,000	1,500
Shareholders’ equity per share (yen)	168,318.53	271,898.60	239,679.84

NTT DoCoMo Hokkaido, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	155,796	194,655	217,125
Operating income	18,713	24,607	35,394
Recurring Profit	17,010	23,607	34,393
Net income	9,445	13,629	19,975
Net income per share (yen)	306,636.88	342,701.49	502,259.95
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	1,216,539.07	1,554,537.40	2,051,096.85

NTT DoCoMo Tohoku, Inc

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	231,595	293,276	345,085
Operating income	31,237	51,475	62,898
Recurring Profit	29,333	50,671	61,649
Net income	15,938	29,405	35,851
Net income per share (yen)	614,305.13	952,245.27	1,160,980.53
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	2,001,502.99	2,948,756.85	4,103,775.85

NTT DoCoMo Tokai, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	396,368	499,829	548,982
Operating income	45,109	70,998	96,252
Recurring Profit	42,349	68,882	94,614
Net income	22,711	39,941	54,985
Net income per share (yen)	448,293.67	671,157.42	923,960.04
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	1,727,097.89	2,394,548.56	3,312,780.07

NTT DoCoMo Hokuriku, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	86,683	103,002	115,951
Operating income	15,177	21,454	26,108
Recurring Profit	14,362	21,127	25,979
Net income	8,038	12,175	15,062
Net income per share (yen)	371,028.69	528,312.73	653,575.72
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	1,189,476.45	1,712,166.44	2,359,816.02

NTT DoCoMo Kansai, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	581,827	752,185	845,596
Operating income	74,811	116,866	165,603
Recurring Profit	70,866	112,772	164,618
Net income	38,453	64,814	95,286
Net income per share (yen)	562,633.95	861,064.01	1,265,888.58
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	2,097,453.51	2,953,709.76	4,214,077.31

NTT DoCoMo Chugoku, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	207,501	251,733	291,773
Operating income	21,227	32,567	41,114
Recurring Profit	19,256	30,339	40,023
Net income	10,335	17,360	23,228
Net income per share (yen)	347,455.56	458,860.54	613,942.92
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	1,192,890.84	1,646,879.35	2,255,143.43

NTT DoCoMo Shikoku, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	134,574	163,012	180,978
Operating income	15,733	27,169	31,250
Recurring Profit	14,806	26,099	31,015
Net income	8,184	15,083	18,471
Net income per share (yen)	326,958.68	516,421.30	632,403.93
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	1,236,353.67	1,747,592.82	2,374,013.12

NTT DoCoMo Kyushu, Inc.

	Fiscal year ended on
	March 31, 2000	March 31, 2001	March 31, 2002
Operating revenue	398,002	523,854	596,922
Operating income	66,639	83,054	107,381
Recurring Profit	64,655	82,041	106,652
Net income	36,189	47,356	61,996
Net income per share (yen)	1,050,468.31	1,241,498.85	1,625,324.30
Dividends per share (yen)	5,000	5,000	5,000
Shareholders’ equity per share (yen)	2,770,125.41	4,006,152.77	5,625,386.42

5.    DoCoMo’s post-Share Exchange Condition

(1) Trade Name	No Change
(2) Business	No Change
(3) Location of Head Office	No Change
(4) Representative	No Change
(5) Stated Capital	Shares to be transferred upon the share exchange are scheduled to be treasury shares which are expected to be repurchased by DoCoMo. Therefore, stated capital is not expected to change.
(6) Effect on Financial Results	The Regional Subsidiaries have been consolidated subsidiaries of DoCoMo. Therefore, we do not expect substantial effects upon the consolidated financial results of DoCoMo due to the share exchanges.

6.    Outlook for DoCoMo’s consolidated financial results after the share exchange

The Regional Subsidiaries have been consolidated subsidiaries of DoCoMo. Therefore, DoCoMo does not expect substantial effects upon the consolidated financial results due to the share exchanges. DoCoMo announced its outlook for its consolidated financial results for the fiscal year ending on March 31, 2003 in its earnings release for the fiscal year ended March 31, 2002.

II.    Reduction of Statutory Reserve

1.    Purpose of the Reduction of Statutory Reserve

DoCoMo is planning to transfer its treasury shares to the shareholders of each of the Regional Subsidiaries in lieu of newly issued shares upon the share exchange which is scheduled to be effective on November 1, 2002 (see III. below). In order to secure a source for the repurchase of its own such shares, DoCoMo will reduce its statutory reserve.

2.    Outline of Reduction of Statutory Reserve (amount of reduction)

Pursuant to Paragraph 2 of Article 289 of the Commercial Code of Japan, DoCoMo will reduce its additional paid-in capital by total of ¥1,000,000 million, which is part of the amount that exceeds one-fourth of its stated capital, from the aggregated statutory reserve amounting to ¥1,296,484 million as of March 31, 2002, and will transfer such amount to other capital surplus, which is not part of the statutory reserve. As a result, the amount of DoCoMo’s additional paid-in capital will be ¥292,385 million and the amount of its legal reserve will be ¥4,099 million.

3.    Schedule for Reduction of Statutory Reserve

May 8, 2002	Board of Directors to approve the reduction of the statutory reserve
Late June, 2002	Shareholders Meeting to approve the reduction of the statutory reserve
Late July, 2002	Termination of the Creditor Objection Period
Late July, 2002	Effective date of the reduction of the statutory reserve

III.    Repurchase of Shares (Share Repurchase Pursuant to Commercial Code Article 210)

1.    Reason for Share Repurchase

DoCoMo is planning to repurchase some of its shares in order to transfer treasury shares to the shareholders of the Regional Subsidiaries in lieu of issuing new shares in the share exchanges scheduled to be effective on November 1, 2002.

2.    Share Repurchase Summary

(1) Class of shares to be repurchased:	Shares of Common Stock of DoCoMo
(2) Aggregate number of shares to be repurchased:	Up to 1,000,000 shares (1.99% of outstanding shares)
(3) Aggregate amount of repurchase price:	Up to ¥500,000 million
(4) Method of repurchase:	Repurchases in the market

3.    Effect upon interim dividends for the 12th business year

If the repurchase of DoCoMo’s own shares is approved at a DoCoMo’s shareholders meeting without amendment, the payment of interim dividends for its 12th business year (the fiscal year ending March 31, 2003) is expected to be suspended, as DoCoMo will not be able to satisfy the conditions for the payment of interim dividends set forth in the Commercial Code of Japan in that it can not consider the transfer of funds from the statutory reserve to other capital surplus. However, DoCoMo currently expects to be able to pay an aggregate annual dividend for its 12th business year, that is greater than the annual dividends for recent fiscal years. For more information regarding the prospective dividends for the 12th business year, please see DoCoMo’s earnings release for the fiscal year ended March 31, 2002, which was announced today.

Exhibit 3

For Immediate Release

NTT DoCoMo Announces Change in ADS Ratio

TOKYO, JAPAN, May 8, 2002—NTT DoCoMo, Inc. announced that its board of directors today passed a resolution authorizing a change in the company’s American Depositary Share (ADS) ratio. Details of the change are as follows:

1.  Purpose of the ratio change

In connection with its upcoming stock spilt, DoCoMo will change its ADSs to common stock ratio so that the company’s ADS price in the U.S. market is within the same range as the share prices of other telecommunication companies.

2.  Outline of the ratio change

1)  Current ratio

1 ADS = 1/200th of a share of common stock (1 share of common stock = 200 ADSs)

2)  New ratio

1 ADS = 1/100th of a share of common stock (1 share of common stock = 100 ADSs)

3)  Effective date

Wednesday, May 22, 2002 (New York time)

3.  Additional information

• ADS listing

New York Stock Exchange (Listed on March 1, 2002)

• Depositary for American Depositary Receipts

The Bank of New York

• ADS price

$62.60 (May 7, 2002 closing price)